File Nos. 333-

811-1343

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-effective Amendment No.	☐
Post-effective Amendment No.	☐

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 81

HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT

(Exact Name of Registrant)

Horace Mann Life Insurance Company

(Name of Depositor)

One Horace Mann Plaza, Springfield, Illinois 62715

(Address of Depositor’s Principal Executive Offices)

(217) 789-2500

(Depositor’s Telephone Number)

Ann M. Caparros

One Horace Mann Plaza

Springfield, Illinois 62715

(Name and Address of Agent for Service)

Copies of Communications to:

Stephen E. Roth

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, NW

Washington, DC 20004-1415

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this filing.

Title of Securities Registered: Individual Deferred Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Prospectus

Non-qualified variable deferred annuity Contract

Goal Planning Annuity (GPA)

Horace Mann Life Insurance Company Separate Account

Feb. 15, 2006

Non-Qualified Variable Deferred Annuity Contract Issued by Horace Mann Life Insurance Company

Separate Account

Flexible Premium Contract for Individuals

This prospectus offers a Variable, non-qualified annuity Contract to individuals. The Contract is issued by Horace Mann Life Insurance Company (“HMLIC”) as a flexible premium Contract. You can allocate Your Net Premiums and Your Contract’s cash value to the fixed account or to the HMLIC Separate Account which invests through each of its Subaccounts (sometimes referred to as Variable Investment Options) in a corresponding Underlying Fund. The Underlying Funds are:

Large Company Stock Funds

Large Blend

JPMorgan U.S. Large Cap Core Equity Portfolio

Fidelity VIP Growth & Income Portfolio SC 2

Fidelity VIP Index 500 Portfolio SC 2

Large Growth

Fidelity VIP Growth Portfolio SC 2

AllianceBernstein Large Cap Growth Portfolio

Large Value

Wilshire VIT Equity Fund — Horace Mann Shares

Wilshire VIT Socially Responsible Fund — Horace Mann Shares

Davis Value Portfolio

Mid-Size Company Stock Funds

Mid Blend

Dreyfus Investment Portfolio: Mid Cap Stock Portfolio — Service Class

Fidelity VIP Mid Cap Portfolio SC 2

Mid Growth

Delaware VIP Growth Opportunities Series —Service Class

Lord Abbett Series Fund Growth Opportunities Portfolio

Putnam VT Vista Fund (IB Shares)

Mid Value

Small Company Stock Funds

Small Blend

Goldman Sachs VIT Core Small Cap Equity Fund

Small Growth

Wilshire VIT Small Cap Growth Fund — Horace Mann Shares

Delaware VIP Trend Series

Small Value

Royce Capital Fund Small-Cap Portfolio

International Stock Funds

Wilshire VIT International Equity Fund — Horace Mann Shares

Fidelity VIP Overseas Portfolio SC 2

Balanced Fund

Wilshire VIT Balanced Fund — Horace Mann Shares

Bond Funds

Wilshire VIT Income Fund — Horace Mann Shares

Wilshire VIT Short-Term Investment Fund — Horace Mann Shares

Fidelity VIP High Income Portfolio SC 2

Fidelity VIP Investment Grade Bond Portfolio SC 2

We provide a premium bonus rider under versions of the Contract with a 9-year surrender charge period. Electing this bonus feature may be beneficial to You only if You own the Contract a sufficient length of time.

This prospectus sets forth the information an investor should know before investing and should be kept for future reference. Additional information about the HMLIC Separate Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information, dated Feb. 15, 2006. The Statement of Additional Information is incorporated by reference and is available upon request, without charge. You may obtain the Statement of Additional Information by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307 or by telephoning (217) 789-2500 or (800) 999-1030 (toll-free). The table of contents of the Statement of Additional Information appears on page 24 of this prospectus.

The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information that the HMLIC Separate Account files electronically with the Securities and Exchange Commission.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS SECURITY OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ANNUITIES OFFERED BY HMLIC ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY. THEY ARE NOT DEPOSITS OF, OBLIGATIONS OF OR GUARANTEED BY ANY BANK. THEY INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

The date of this prospectus is Feb. 15, 2006.

1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR SOLICITATION OF AN OFFER TO ACQUIRE, ANY INTEREST OR PARTICIPATION IN THE CONTRACT OFFERED BY THIS PROSPECTUS IN ANY STATE TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH STATE.

2

Definitions

Account Value: The sum of the Fixed Account Value and the Variable Account Value.

Accumulation Unit: A unit of measurement used to determine the value of a Contract Owner’s interest in a Subaccount before Annuity Payments begin.

Accumulation Unit Value: The value of an Accumulation Unit on any Valuation Date.

Annuitant: The natural person whose life determines the Annuity Payments made under a Contract.

Annuitized Value: The amount applied to purchase annuity payments. It is equal to the Account Value on the Annuity Date, less any applicable premium tax.

Annuity Date: The date Annuity Payments begin.

The Annuity Payments made to You will begin on the Annuity Date. The criteria for setting an Annuity Date are set forth in Your Contract, and the anticipated Annuity Date is shown on the Annuity Data pages of Your Contract.

Annuity Payments: A series of payments that may be for life; for life with a guaranteed number of payments; for the joint lifetimes of the Annuitant and another person, and thereafter, during the lifetime of the survivor; or for some fixed period. A fixed annuity provides a series of payments that will be equal in amount throughout the annuity period, except in the case of certain joint and survivor Annuity Payment options. A fixed annuity does not participate in the investment experience of any Subaccount. A Variable annuity provides a series of payments that vary in amount.

Annuity Period: The period during which Annuity Payments are made to the Annuitant or the last surviving joint Annuitant, if any.

Annuity Unit: A unit of measurement used in determining the amount of a Variable Annuity Payment during the Annuity Period.

Annuity Unit Value: The value of an Annuity Unit on any Valuation Date.

Contract: The individual flexible premium deferred Variable annuity Contract this prospectus offers.

Contract Anniversary: The same day and month as the Issue Date of Your Contract for each succeeding year of Your Contract.

Contract Owner (You, Your): The individual or entity to whom the Contract is issued.

Contract Year: A period of twelve months beginning on the date a Contract is issued and each anniversary of that date.

Fixed Account Value: The dollar value of the fixed account under the Contract before Annuity Payments begin.

HMLIC, We, Us, Our: Horace Mann Life Insurance Company.

Home Office: The mailing address and telephone number of Our Home Office are: P.O. Box 4657, Springfield, Illinois 62708-4657; (800) 999-1030. Our street address is 1 Horace Mann Plaza, Springfield, Illinois 62715.

Issue Date: The date when Your Contract becomes effective.

Investment Options: The fixed account and the Underlying Funds in which the Subaccounts invest.

Net Premium: Each premium payment paid to HMLIC under the Contract, less any applicable premium taxes.

Proof of Death: (1) A completed claimant’s statement as provided by Us; and (2a) a certified copy of the death certificate or (2b) any other proof of death satisfactory to Us, including, but not limited to, a certified copy of a decree of a court of competent jurisdiction certifying death, or a written statement by a medical doctor who attended the deceased at the time of death; and (3) any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

Separate Account: The Horace Mann Life Insurance Company Separate Account, a segregated Variable investment account consisting of Subaccounts each of which invests in a corresponding Underlying Fund. The Separate Account was established by HMLIC under Illinois law and is registered as a unit investment trust under the Investment Company Act of 1940.

Subaccount: A division of the Separate Account, which invests in shares of a corresponding Underlying Fund.

Underlying Funds: All open-end management investment companies registered under the Investment Company Act of 1940 that are listed in this document and are available for investment by the Separate Account.

Valuation Date: Any day on which the New York Stock Exchange (“NYSE”) is open for trading and on which the net value of each share of the Underlying Funds is determined. The Valuation Date ends at 3:00 p.m. Central Time or the close of the NYSE if earlier.

Valuation Period: The period from the end of a Valuation Date to the end of the next Valuation Date, excluding the day the period begins and including the day it ends.

Variable: The values vary based on the investment performance of the Subaccount(s) selected.

Variable Account: Your portion of the Separate Account set up to receive Net Premiums, any applicable premium bonus and transfers allocated to it.

Variable Account Value: The dollar value of the Variable Investment Options under the Contract before Annuity Payments begin.

3

Summary

This summary is intended to provide a brief overview of the more significant aspects of the Contract. Further information can be found elsewhere in this prospectus, in the Separate Account Statement of Additional Information and in the Contract. This prospectus is intended to serve as a disclosure document for the Variable portion of the Contract only. For information regarding the fixed portion, refer to the Contract.

Detailed information about the Underlying Funds is contained in each Underlying Fund’s prospectus and in each Underlying Fund Statement of Additional Information.

The expenses for the Underlying Funds, including advisory and management fees, are found in each Underlying Fund’s prospectus.

What is the “Separate Account?”

The Separate Account segregates assets dedicated to the Variable portion of the Contract offered herein. The Separate Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust. The Separate Account consists of Subaccounts, each investing in shares of a corresponding Underlying Fund.

Who may purchase the Contract offered by this prospectus?

Individuals may purchase the Variable flexible premium annuity. The Contract is designed to provide non-qualified retirement annuities.

The Contract is offered and sold by HMLIC through its licensed life insurance sales personnel. These insurance sales personnel are registered representatives of Horace Mann Investors, Inc. (“HM Investors”). In addition, the Contract may be offered and sold through independent agents and other broker-dealers. HM Investors is a broker-dealer registered under the Securities and Exchange Act of 1934. HMLIC has entered into a distribution agreement with HM Investors. HM Investors is a member of the NASD.

What are my investment choices?

You may invest Your money in up to 24 Variable Investment Options and the Fixed Account at any one time.

(a)	Separate Account

Includes Subaccounts each of which invests in one of the following Underlying Funds:

Large Company Stock Funds

Large Blend

JPMorgan U.S. Large Cap Core Equity Portfolio

Fidelity VIP Growth & Income Portfolio SC 2

Fidelity VIP Index 500 Portfolio SC 2

Large Growth

Fidelity VIP Growth Portfolio SC 2

AllianceBernstein Large Cap Growth Portfolio

Large Value

Wilshire VIT Equity Fund — Horace Mann Shares

Wilshire VIT Socially Responsible Fund — Horace Mann Shares

Davis Value Portfolio

Mid-Size Company Stock Funds

Mid Blend

Dreyfus Investment Portfolio: Mid Cap Stock Portfolio — Service Class

Fidelity VIP Mid Cap Portfolio SC 2

Mid Growth

Delaware VIP Growth Opportunities Series — Service Class

Lord Abbett Series Fund Growth Opportunities Portfolio

Putnam VT Vista Fund (IB Shares)

Mid Value

Small Company Stock Funds

Small Blend

Goldman Sachs VIT Core Small Cap Equity Fund

Small Growth

Wilshire VIT Small Cap Growth Fund — Horace Mann Shares

Delaware VIP Trend Series — Service Class

Small Value

Royce Capital Fund Small-Cap Portfolio

International Stock Funds

Wilshire VIT International Equity Fund — Horace Mann Shares

Fidelity VIP Overseas Portfolio SC 2

Balanced Fund

Wilshire VIT Balanced Fund — Horace Mann Shares

Bond Funds

Wilshire VIT Income Fund — Horace Mann Shares

Wilshire VIT Short-Term Investment Fund — Horace Mann Shares

Fidelity VIP High Income Portfolio SC 2

Fidelity VIP Investment Grade Bond Portfolio SC 2

(b)	Fixed Account — You also may direct Your money to the fixed account and receive a guaranteed rate of return.

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When can I transfer between accounts?

At any time before the Contract’s Annuity Date, You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Contract, subject to certain restrictions. The dollar cost averaging program permits You to systematically transfer (on a quarterly, semi-annual, or annual basis) a fixed dollar amount between the fixed account and Variable Investment Options and within the Variable Investment Options. The dollar cost averaging program is only available before the Annuity Date. For complete details see “The Contract — Transactions.”

May I withdraw all or part of the Contract value before the Annuity Date?

You may at any time before the Annuity Date surrender Your Contract in whole or withdraw in part for cash. Surrenders and withdrawals may be subject to Surrender Charges as described in “Deductions and Expenses — Surrender Charges.” In any Contract Year, You may withdraw a portion of Your Account Value without incurring a Surrender Charge. You may have to pay federal income taxes and a penalty tax on any money You surrender or partially withdraw from Your Contract.

What are the charges or deductions?

The Contract may be subject to deductions for applicable state or local government premium taxes. Premium taxes presently range from 0% to 3.5%.

We will deduct a mortality and expense risk fee (M&E Fee) of 1.25% (annual rate) from the Subaccounts. This fee is computed on a daily basis.

We will deduct an annual maintenance fee from Your Account Value on each Contract Anniversary; we will deduct a proportionate amount of this fee upon surrender of Your Contract.

This fee may not exceed $25. We will waive this fee if the Account Value equals or exceeds $25,000 at the time the fee is assessed.

We may deduct a Surrender Charge against surrenders and withdrawals. The Surrender Charge is a percentage of the Account Value withdrawn or surrendered. For withdrawals from the Variable Account, the Surrender Charge is deducted from the Contract Owner’s value in the Subaccount(s) from which the withdrawal is made. See “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

What charges will I pay on an annual basis if I elect optional riders?

Guaranteed Minimum Death Benefit Rider — Step-up — You may elect this optional death benefit at the time of Contract issue for an additional charge depending on the frequency of the step-up that You elect. If You elect an annual step-up, You will pay 0.15%, and if You elect to have the step-up update every 5 years, You will pay 0.10%. We deduct these charges from the Variable Account as a percentage of the Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Guaranteed Minimum Death Benefit Rider — Accumulation — You may elect this optional death benefit at the time of Contract issue for an additional charge depending on the percent of Accumulation You elect. If You elect a 5% rate, You will pay 0.20%, and if You elect a 3% rate, You will pay 0.10%. We deduct these charges from the Variable Account as a percentage of the Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Premium bonus rider — this option is automatically included at the time of Contract issue only on Contracts with a 9-year Surrender Charge and does not currently add any additional cost to the product.

What are the federal income tax consequences of investing in this Contract?

The Internal Revenue Code (“Code”) provides penalties for premature distributions under various retirement plans. See “Tax Consequences.” These Contracts might not be suitable for short-term investment. See “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

If I receive my Contract and am dissatisfied, may I return it?

Subject to various state insurance laws, You may return the Contract to HMLIC within 30 days of receipt of the Contract. HMLIC will refund the greater of (1) the premium payments made for the Contract, less any withdrawals and any outstanding loan balance, or (2) the Account Value minus any applicable premium bonus as of the date the returned Contract was received. We will pay the refund within 10 calendar days after we receive the Contract. Upon return of the Contract, it will be deemed void.

When can I begin receiving Annuity Payments, and what options are available?

Payments will begin on the Annuity Date set by the terms of Your Contract. Variable Annuity Payments are made only in monthly installments. Various Annuity Payment options are available under the Contract.

Annuity Payments may be fixed or Variable or a combination of fixed and Variable payments. The following options are available for receiving Annuity Payments: Life Annuity with payments guaranteed for periods of Life Only, 10, 15 or 20 years; Joint and Survivor Annuity; and Payments for a Specified Period.

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Fee Tables and Example

The following tables describe the fees and expenses that You may pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that You will pay at the time that You buy the Contract, surrender the Contract or transfer cash value between Investment Options. State premium taxes may also be deducted.

To determine the Contract You own, look in the bottom left-hand corner of Your Contract for the form number. This is the number referenced below the product name in the following table. This prospectus applies to all HMLIC Contracts with a form number of IC-452 immediately followed by any combination of 3 letters and/or numbers.

Contract Owner Transaction Expenses:(1)

Goal Planning Annuity (IC-452XXX)

Surrender Charges(2) (as a percentage of amount surrendered, if applicable)	8%

(1)	Any premium taxes relating to this Contract will be deducted from the premium or deducted from the Annuitized Value, when applicable. Such premium taxes and the time of deduction of those taxes will be determined by the Contract Owner’s current place of residence.

(2)	The Surrender Charge declines to zero over time — after 5 years, or after 9 years if the premium bonus rider applies to Your Contract.

We guarantee that the aggregate Surrender Charge will never exceed 9% of Your total net purchase payments to a Subaccount.

The next table describes the fees and expenses that You will pay periodically during the time that You own the Contract, not including Underlying Fund fees and expenses. This table reflects the charges You would pay if You did not select any optional Riders.

Periodic Fees and Expenses

Goal Planning Annuity (IC-452XXX)

Annual Maintenance Fee(1)	$25
Separate Account Annual Expenses (as a percentage of average variable account value)
Mortality and Expense Risk Fees	1.25%
Total Separate Account Annual Expenses	1.25%

(1)	We deduct a pro rata portion of this fee upon the surrender of the Contract. We currently waive the annual maintenance fee if the Account Value equals or exceeds $25,000 at the time the fee is assessed.

Optional Rider Charges (as a percentage of average Variable Account Value)

Guaranteed Minimum Death Benefit Rider — Step-up
Annual	0.15%
5-year	0.10%
Guaranteed Minimum Death Benefit Rider — Accumulation
5% Annual Interest Rate	0.20%
3% Annual Interest Rate	0.10%
Premium bonus rider	0.00%

The maximum total Separate Account annual expenses plus optional rider charges is 2.40% of average Variable Account Value.

For information concerning compensation paid for the sale of the Contracts, see “Other Information — Sale of the Contract.”

The next item shows the lowest and highest total operating expenses charged by the Underlying Funds for the fiscal year ended December 31, 2004. More detail concerning each Underlying Fund’s fees and expenses is contained in the prospectus for each Underlying Fund.

Total Annual Underlying Fund Operating Expenses(1)	Lowest	Highest
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/ or service (12b-1) fees and other expenses)	0.35%	1.86%

(1)	The portfolio expenses used to prepare this table were provided to HMLIC by the Underlying Funds. HMLIC has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2004. Current or future expenses may be greater or less than those shown.

6

Example

This Example is intended to help You compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, the Annual Maintenance fee, Separate Account annual expenses and Underlying Fund fees and expenses. This example does not include the cost of any riders.

The Example assumes that You invest $10,000 in the Contract for the time periods indicated. The Example also assumes that Your investment has a 5% return each year, assumes the highest fees and expenses of any of the Underlying Funds as of December 31, 2004, and that a 9-year surrender charge period applies to Your Contract. Although Your actual costs may be higher or lower, based on these assumptions Your costs would be:

Goal Planning Annuity (IC-452XXX)

If you surrender Your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,174	$1,745	$2,221	$3,449

If you do NOT surrender or if You annuitize your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$343	$994	$1,666	$3,449

Please remember that the Example is simply an illustration and does not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, Your rate of return may be more or less than the 5% assumed in the Example.

7

Condensed Financial Information

As of February 15, 2006, no Contracts had been sold. Therefore, we have not provided any condensed financial information.

Financial statements of the Separate Account and of HMLIC are available with the Statement of Additional Information. A copy of the Statement of Additional Information and of the financial statements may be obtained without charge by mailing a written request to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission request to (217) 527-2307, or by telephoning (217) 789-2500 or (800) 999-1030 (toll-free).

8

Horace Mann Life Insurance Company, The Fixed Account, The Separate Account and The Underlying Funds

Horace Mann Life Insurance Company

HMLIC, located at 1 Horace Mann Plaza, Springfield, Illinois 62715-0001 (Our Home Office), is an Illinois stock life insurance company organized in 1949. HMLIC is licensed to do business in 48 states and in the District of Columbia. HMLIC writes individual and group life insurance and annuity contracts on a nonparticipating basis.

HMLIC is an indirect wholly-owned subsidiary of Horace Mann Educators Corporation, a publicly-held insurance holding company traded on the NYSE.

The Fixed Account

The fixed account is part of HMLIC’s general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, HMLIC has sole discretion over the investment of the assets of the fixed account. HMLIC bears the full investment risk for all amounts contributed to the fixed account. HMLIC guarantees that the amounts allocated to the fixed account under the Contracts will be credited interest daily at an annual interest rate as specified in Your Contract. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. The fixed account has not been registered with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.

The Separate Account

On October 9, 1965, HMLIC established the Separate Account under Illinois law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”). The Separate Account and each Subaccount are administered and accounted for as a part of the business of HMLIC. However, the income, gains and losses, whether or not realized, of each Subaccount are credited to or charged against the amounts allocated to that Subaccount, in accordance with the terms of the Contract and without regard to other income, gains or losses of the remaining Subaccounts or of HMLIC. The assets of the Separate Account may not be charged with liabilities arising out of any other business of HMLIC. All obligations arising under the Contract, including the promise to make Annuity Payments, are general corporate obligations of HMLIC. Accordingly, all of HMLIC’s assets are available to meet its obligations and expenses under the Contract. While HMLIC is obligated to make payments under the Contract, the amounts of Variable Annuity Payments are not guaranteed.

The Separate Account is divided into Subaccounts. HMLIC uses the assets of each Subaccount to buy shares of a corresponding Underlying Fund based on Contract Owner instructions.

The Underlying Funds

Each of the Underlying Funds is registered with the Securities and Exchange Commission (“SEC”) as a diversified open-end management investment company under the 1940 Act. This registration does not involve supervision of the management or investment practices or policies of the Underlying Funds by the SEC.

These Underlying Funds are not available for purchase directly by the general public, and are not the same as other mutual funds with very similar or nearly identical names that are sold directly to the public. The Underlying Funds are listed below along with their primary investment objectives and a description of the adviser to each Underlying Fund. There is no assurance that any of the Funds will achieve its stated objective. Detailed information on the Underlying Funds can be found in the current prospectus for each Underlying Fund. Prospectuses for the Underlying Funds should be read carefully in conjunction with this prospectus before investing. A copy of each Underlying Fund prospectus may be obtained without charge from HMLIC by calling (800) 999-1030 (toll-free), sending a telefacsimile (FAX) transmission to (217) 527-2307, or writing to HMLIC, P.O. Box 4657, Springfield, IL 62708-4657. You also may access the prospectuses on HMLIC’s website at www.horacemann.com in the “Annuities” link.

Name	Objective	Investment Type	Investment Strategy and Advisor
Fidelity VIP Growth & Income Portfolio (SC2)	Current income/Capital growth	Large blend	Invests primarily in common stocks with a focus on those that pay current dividends and show potential for capital growth. The Fidelity VIP Growth and Income Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

JPMorgan U.S. Large Cap Core Equity Portfolio	Long-term capital growth	Large blend	The fund seeks to provide a consistently high total return from a broadly diversified portfolio of equity securities with risk characteristics similar to the S&P 500 Index. The JPMorgan U.S. Large Cap Core Equity Portfolio is a series of the J.P. Morgan Series Trust II and is advised by J.P. Morgan Investment Management Inc.

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Name	Objective	Investment Type	Investment Strategy and Advisor
Fidelity VIP Index 500 Portfolio (SC2)	Long-term capital growth	Large blend	The fund seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. The fund normally invests at least 80% of its assets in common stocks included in the S&P 500. The Fidelity VIP Index 500 Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Fidelity VIP Growth Portfolio (SC2)	Capital growth	Large growth	The fund invests primarily in various common stocks issued by companies that the advisor believes have above-average growth potential, measured by earnings or revenue. The Fidelity VIP Growth Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

AllianceBernstein Large Cap Growth Portfolio	Long-term capital growth	Large growth	Invests in equity securities of a limited number of large, carefully selected, high-quality American companies from a relatively small universe of intensively researched companies. The AllianceBernstein Large Cap Growth Portfolio is a series of the AllianceBernstein Variable Products Series Fund and is advised by Alliance Capital Management.

Wilshire VIT Socially Responsible Fund — Horace Mann Shares	Long-term capital growth	Large value	Fund pursues its objective through a diversified portfolio composed primarily of marketable equity securities that the subadviser determines are socially responsible. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Davis Value Portfolio	Long-term capital growth	Large value	Invests primarily in equity securities issued by companies with market capitalizations of at least $10 billion. The fund selects quality, overlooked growth companies at value prices and holds them for the long term. The Davis Value Portfolio is a series of the Davis Variable Account Fund and is advised by Davis Selected Advisers, L.P.

Wilshire VIT Equity Fund — Horace Mann Shares	Long-term capital growth	Large value	The fund seeks long-term capital growth by investing primarily in equity securities. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Fidelity VIP Mid Cap Portfolio (SC2)	Long-term capital growth	Medium blend	Invests at least 80% of total assets in common stocks of domestic companies with medium market capitalization. The Fidelity VIP Mid Cap Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Dreyfus Investment Portfolio: Mid Cap Stock Portfolio (Service Class)	Long-term capital growth	Medium blend	Seeks investment returns that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor’s MidCap 400 Index (S&P 400). The Dreyfus Investment Portfolio: MidCap Stock Portfolio is advised by The Dreyfus Corporation.

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Name	Objective	Investment Type	Investment Strategy and Advisor
The Delaware VIP Growth Opportunities Series (Service Class)	Long-term capital growth	Medium growth	Invests primarily in securities of medium-sized companies that have established themselves within the industry, but still have growth potential. The Delaware VIP Trend Series is advised by Delaware Management Company, a series Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc.

Putnam VT Vista Fund (IB Shares)	Capital growth	Medium growth	Invests primarily in stocks of mid-sized companies believed to offer above-average growth potential and whose earnings are likely to increase over time. Putnam VT Vista Fund is a series of the Putnam Variable Trust and is advised by Putnam Management.

Lord Abbett Series Fund — Growth Opportunities Portfolio	Capital growth	Medium growth	Seeks capital appreciation by investing primarily in the stocks of mid-sized U.S. and multinational companies from which the fund managers expect above-average earnings growth. The Lord Abbett Series Fund — Growth Opportunities Portfolio is advised by Lord, Abbett & Co. LLC.

Goldman Sachs VIT CORESM Small Cap Equity Fund	Long-term capital growth	Small blend	Portfolios are managed to have similar risk, capitalization, industry exposure, and style characteristics to their benchmark, while seeking to add incremental return through better stock selection. CORESM is a service mark of Goldman, Sachs & Co. The Goldman Sachs VIT CORE Small Cap Equity Fund is a series of the Goldman Sachs Variable Insurance Trust and is advised by Goldman Sachs Asset Management, L.P.

Wilshire VIT Small Cap Growth Fund — Horace Mann Shares	Long-term capital growth	Small growth	Invests in small cap equity securities (less than $2.5 billion at the time of investment) considered to have earnings growth potential. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Delaware VIP Trend Series (Service Class)	Long-term capital growth	Small growth	Invests primarily in stocks of small growth-oriented or emerging companies that, in the management team’s view, are responsive to changes within the marketplace and have the fundamental characteristics to support continued growth. The Delaware VIP Trend Series is advised by Delaware Management Company, a series Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc.

Royce Capital Fund Small-Cap Portfolio	Long-term capital growth	Small value	Invests in small-cap companies using a disciplined value approach. The manager believes that investors in the Fund should have a long-term investment horizon of at least three-years. The Royce Capital Fund Small-Cap Portfolio is advised by Royce & Associated, LLC.

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Name	Objective	Investment Type	Investment Strategy and Advisor
Wilshire VIT International Equity Fund — Horace Mann Shares	Long-term capital growth	International	Seeks long-term capital growth primarily through diversified holding of marketable foreign equity investments. Invests in the stock of large, well-managed, non-U.S. companies. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Fidelity VIP Overseas Portfolio (SC2)	Long-term capital growth	International	Invests at least 80% of total assets in foreign securities. The fund normally invests primarily in common stocks. The Fidelity VIP Overseas Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Wilshire VIT Balanced Fund — Horace Mann Shares	Capital growth/Current income	Balanced	Seeks to realize a high, long-term total rate of return consistent with prudent investment risks. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Fidelity VIP High Income Portfolio (SC2)	High current income/Capital growth	Bond	Invests in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on low-quality debt securities. The Fidelity VIP High Income Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Wilshire VIT Income Fund — Horace Mann Shares	Current income	Bond	Seeks to achieve a long-term total rate of return in excess of U.S. bond market over a full-market cycle. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated

Fidelity VIP Investment Grade Bond Portfolio (SC2)	Current income	Bond	Invests in U.S. dollar-denominated investment-grade bonds. The fund invests across different market sectors and maturities. The Fidelity VIP Investment Grade Bond Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Wilshire VIT Short Term Investment Fund — Horace Mann Shares	Current income/Preservation of capital	Bond	Seeks to realize maximum current income to the extent consistent with liquidity. Preservation of principal is a secondary objective. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated

The Underlying Funds may sell shares to separate accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, material conflicts could arise as a result of such “mixed and shared” investing.

The investment objectives and policies of certain Underlying Funds are similar to the investment objectives and policies of other mutual funds that may be managed by the same investment adviser or manager. The investment results of the Underlying Funds may differ from the results of these other mutual funds. There can be no guarantee, and no representation is made, that the investment results of any of the Underlying Funds will be comparable to the investment results of any other mutual fund, even if the other mutual fund has the same investment adviser or manager.

Certain Payments We Receive with Regard to the Underlying Funds — An investment adviser or a sub-adviser of an Underlying Fund (or its affiliates) may compensate Us and/or certain affiliates for administrative or other services provided with respect to the Underlying Funds. The amount of the compensation generally is based on a percentage of assets of the Underlying Fund attributable to the Contracts and certain other variable insurance products that We issue. These percentages differ and some advisers or sub-advisers (or their affiliates) may pay Us more than others. These percentages currently range up to 0.50%.

Selection of Funds — We select the Underlying Funds offered through the Contract based on several criteria, including asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and

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qualification of each investment firm. Another factor We consider during the selection process is whether the Underlying Fund’s adviser or sub-adviser or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability for new Net premium payments and/or transfers of Account Value if We determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. We do not provide investment advice and do not recommend or endorse any particular Underlying Fund.

Addition, Deletion, or Substitution of Funds — We do not guarantee that each Underlying Fund will always be available for investment through the Contract. We reserve the right, subject to compliance with applicable law, to add new underlying funds or classes of underlying funds, close existing Underlying Funds or classes of Underlying Funds, or substitute shares of a different underlying fund for Underlying Fund shares that are held by a Subaccount. New or substitute underlying funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to Your interest in a Subaccount without notice to You and prior approval of the SEC and any state governmental agency, to the extent required by the 1940 Act or other applicable law.

We also may establish or add new Subaccounts, remove existing Subaccounts, or combine Subaccounts. We also reserve the right to deregister the Separate Account, or to operate the Separate Account in another form permitted by law.

Voting Rights

Unless otherwise restricted by the plan under which a Contract is issued, each Contract Owner has the right to instruct HMLIC with respect to voting his or her interest in the shares of the Underlying Funds held by the Separate Account at all shareholder meetings.

The number of votes that a Contract Owner may cast is based on the number of Accumulation Units or Annuity Units owned as of the record date of the shareholder meeting. We will vote all of the shares We own, including those for which We have received no instructions and those attributable to investment by HMLIC in proportion to the vote by Contract Owners who have Separate Account units as long as such action is required by law. Contract Owners will receive various materials, such as proxy materials and voting instruction forms, that relate to voting Underlying Fund shares.

The Contract

Contract Owners’ Rights

The Contract will be issued as a retirement plan on a non-qualified basis. Exercise of certain Contract Owner’s rights may have tax consequences. See “Tax Consequences.”

Unless otherwise provided by law, and subject to the terms of any governing plan or trust, or to the rights of any irrevocable beneficiary or assignee, the Contract Owner may exercise all privileges of ownership, as defined in the Contract. These privileges include the right during the period specified in the Contract to change the beneficiary, to assign the Contract or the interest in the Contract, and to agree to a modification of the Contract terms. No designation or change in designation of a beneficiary and no assignment of the Contract or an interest therein will take effect unless We receive written request therefor at our Home Office. The request will take effect as of the date We receive it, subject to payment or other action taken by Us before Your request was received.

Purchasing the Contract

To purchase a Contract, You must complete an application bearing all requested signatures and a properly endorsed suitability questionnaire.

Applications are to be sent along with Your premium payment, to Our Home Office. If Your application is complete and Your initial premium payment has been received at Our Home Office, We will issue Your Contract within two business days of its receipt, and credit Your initial Net Premium to Your Contract. We deem receipt to occur on a Valuation Date if We receive Your properly completed application and premium payment at Our Home Office before 3:00 p.m. Central Time. If received after 3:00 p.m. Central Time, We deem receipt to occur on the following Valuation Date.

If an incomplete application is received, HMLIC will promptly request additional information needed to process the application. The initial premium payment will be held in a suspense account, without interest, for a period not exceeding five business days. If the necessary information is not received within these five business days HMLIC will return the initial premium payment, unless otherwise directed by the applicant.

We generally will not issue You a Contract if the Annuitant is older than age 85 on the date the Contract would take effect. Under certain circumstances, however, We may issue Contracts above this maximum issue age.

Although We do not anticipate delays in Our receipt and processing of applications or premium payment requests, We may experience such delays to the extent agents fail to forward applications and premium payments to Our Home Office on a timely basis.

Canceling the Contract

Subject to state insurance laws, You have the right to cancel the Contract for any reason within 30 days after You receive the Contract. To cancel a Contract, You must provide written notice of cancellation and return the Contract to Us at Our Home Office, or to the agent who sold it, within this “free look period.” HMLIC will refund the greater of: (1) the premium payments made for the Contract, less any withdrawals and any outstanding loan balance; or (2) the Account Value minus any applicable premium bonus as of the date the returned Contract was received. We will pay the refund within 10 calendar days after we receive the Contract. Upon return of the Contract, it will be deemed void.

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Premium Payments

Amount and Frequency of Premium Payments — Net Premium payments allocated to the Separate Account will be applied at the applicable Accumulation Unit Value next determined following receipt in good form. The minimum purchase payment for the Contract is $25 per month or $300 per year. HMLIC offers a 2% premium bonus under Contracts to which the premium bonus rider applies. The Surrender Charge period is 9 years for Contracts with that rider. There is no additional charge for the rider.

Allocation of Net Premiums — When You complete Your application, You will give Us instructions on how to allocate Your Net Premium payments among the fixed account and/or the Subaccounts. The amount You direct to a particular Subaccount or to the fixed account must be in whole number percentages from 1% to 100% of the Net Premium payment. If You make additional premium payments, We will allocate the Net Premiums in the same manner as Your initial Net Premium payment. The minimum Net Premium payment amount allocated to any Subaccount or the fixed account in any given Contract Year must equal or exceed $100. A request to change the allocation of premium payments will be effective on the first Valuation Date following receipt of the request by HMLIC’s Home Office unless a future date is requested. The Contract Owner may request a change of allocation at any time.

Accumulation Units and Accumulation Unit Value — Net Premiums allocated to the Separate Account are credited on the basis of Accumulation Unit Value. The number of Accumulation Units purchased by Net Premium payments is determined by dividing the dollar amount credited to each Subaccount by the applicable Accumulation Unit Value next determined following receipt of the payment at Our Home Office. The value of an Accumulation Unit is affected by the investment experience of the Underlying Fund, expenses and the deduction of certain charges.

Accumulation Units are valued on each Valuation Date. If We receive Your premium payment before 3:00 p.m. Central Time (or before the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of that Valuation Day. If We receive Your premium payment at or after 3:00 p.m. Central Time (or at or after the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of the next Valuation Date.

The Accumulation Unit Value of a Subaccount for any Valuation Period is equal to:

•	the net asset value of the corresponding Underlying Fund attributable to the Accumulation Units at the end of the Valuation Period;
•	plus the amount of any income or capital gain distributions made by the Underlying Fund during the Valuation Period;
•	minus the dollar amount of the mortality and expense risk fee and applicable rider charges we deduct for each day in the Valuation Period;
•	divided by the total number of Accumulation Units outstanding at the end of the Valuation Period.

Transactions

Transfers — You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Contract, subject to Contract limitations, at any time before the Annuity Date. We reserve the right to limit transfers from the fixed account to the Subaccounts before the Annuity Date as follows:

•	No more than 25% of the Fixed Account Value can be transferred to one or more Subaccounts during a 365 day period.
•	Any request to transfer the total Fixed Account Value to one or more Subaccounts will be transferred over a four-year period. No more than 25% of the amount will be transferred in any year before the final transfer.

We may not accept or We may defer transfers at any time that We are unable to purchase or redeem shares of an Underlying Fund. We reserve the right to terminate the transfer privilege at any time for all Contract Owners. We also reserve the right to restrict or terminate the transfer privilege for any specific Contract Owner if in Our opinion We determine the Contract Owner to be using the Contract for the purposes of market timing or for any other purpose that We, in our sole discretion, determine to be potentially detrimental to other shareholders of an Underlying Fund. See the “Market Timing” section below.

You may transfer value from one existing Investment Option into as many as 10 other Investment Options. The minimum amount that can be transferred is $100 or the entire dollar value of the Subaccount(s), whichever is less. A transfer may not leave a Subaccount balance or fixed account balance of less than $100.

A Contract Owner may elect to transfer funds between Subaccounts and the fixed account by submitting a written request to Our Home Office, by sending a telefacsimile (FAX) transmission request to (217) 527-2307, by telephoning (217) 789-2500 or (800) 999-1030 (toll-free), or by accessing Our website at www.horacemann.com and looking in the “Account Access” section. CAUTION: Telephone and computer systems may not always be available. Any telephone or computer systems, whether Yours, Your service provider’s, Your agent’s, or Our’s, can experience outages or slowdowns for a variety of reasons. These outages may delay or prevent Our processing of Your transaction request. If You experience technical difficulties or problems, You should make Your transaction request in writing to Our Home Office. You also should protect Your PIN, because self-service options will be available to anyone who provides Your PIN. We will not be able to verify that the person providing electronic transfer instructions via automated telephone or online systems and providing validating information is You or is authorized by You.

Depending on the means used to request a transfer, the request must: (1) be signed by the Contract Owner or, for telephone and website transactions, accompanied by validating information, (2) include the name of the Contract Owner and

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the Contract number, and (3) specifically state the dollar amount, a whole percentage, or the number of Accumulation Units to be transferred. The request also must specify the Subaccounts from which and to which the transfer is to be made. Transfers are effective on the first Valuation Date following receipt of the request (in a form acceptable to Us) at Our Home Office unless a future date is requested. See “Other Information — Forms Availability.”

Dollar Cost Averaging — Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities is averaged over time and possibly over various market cycles. Dollar cost averaging transfers are completed by periodically transferring equal amounts of money. You may preschedule a series of transfers between Investment Options to take advantage of dollar cost averaging. You may select from a 3-month, 6-month or 12-month period to complete the dollar cost averaging program. You may transfer value from one Investment Option into as many as 10 other Investment Options. You may request dollar cost averaging by the same means as described above for transfers. This option is only available prior to the Annuity Date.

The transfers will begin on the first Valuation Date following receipt of the request in HMLIC’s Home Office and will continue on this day each period until the program is completed. If the original request is received on the 29th, 30th or 31st of the month, all subsequent transfers will be processed as of the 28th of the month. If You should decide to cancel an existing dollar cost averaging program, You must notify HMLIC’s Home Office either in writing, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307 or by accessing Our website at www.horacemann.com and looking in the “Account Access” section.

Because the values of the Subaccounts from which the transfers may occur may decrease over time, the dollar cost averaging program may conclude earlier than scheduled. In addition, the last dollar cost averaging transfer may be for less than all prior transfers. Finally, the value of a Subaccount may increase and result in a balance remaining at the end of the period selected.

All requests must identify the Contract Owner’s name and Contract number, specify the Investment Options, to be utilized and the amounts to be taken from each, and include proper authorization, such as a signature on a form or validating information if using the telephone or company website.

Rebalancing — Rebalancing is the periodic adjusting of Investment Option balances to maintain a preestablished asset allocation strategy. You may request a rebalancing of Your Account Value either once or on a periodic basis.

For periodic rebalancing requests, You may select from a quarterly, semiannual or annual period. Rebalancing is continuous for the period(s) selected unless changed or discontinued by the Contract Owner. You may rebalance Your Account Value into as many as 10 Investment Options. You may request rebalancing by the same means as described above for transfers.

Rebalancing will begin on the first Valuation Date following receipt of the request in Our Home Office. For periodic rebalancing requests, subsequent rebalancing of Your Account Value will continue to occur on the same calendar day of each scheduled month. If the original request is received on the 29th, 30th or 31st of the month, all subsequent rebalancing of Your Account Value will be processed as of the 28th of the month. If You should decide to cancel an existing rebalancing program, You must notify Our Home Office either in writing, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307, or by accessing Our website at www.horacemann.com and looking in the “Account Access” section.

All requests must identify the Contract Owner’s name and Contract number, specify the Investment Options to be utilized and the amount to be taken from each, and include proper authorization, such as a signature on a form or validating information if using the telephone or Our website.

Changes to Premium Allocations — A Contract Owner may elect to change the allocation of future Net Premium payments at any time by mailing a written request to HMLIC at P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307, or by accessing Our website at www.horacemann.com and looking in the “Account Access” section. Depending on the means used to request a change, the request must: (1) be signed by the Contract Owner or, for telephone and website transactions, accompanied by validating information, (2) include the Contract Owner’s name and Contract number, and (3) specify the new allocation percentage for the fixed account and/or for each Subaccount (in whole percentages). Allocations made to the fixed account or to one or more Subaccounts must total 100%. HMLIC reserves the right to restrict the minimum Net Premium amount allocated to any Subaccount in any given Contract Year to $100. Changes in allocation instructions are effective on the first Valuation Date following receipt of the request by Our Home Office. See “Other Information — Forms Availability.”

Market Timing — The Contract and the Subaccounts are not designed for ‘market timing’ through frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund. HMLIC discourages and does not accommodate frequent transfers of contract value among the Subaccounts. Trading strategies that seek to benefit from short-term price fluctuations or price irregularities cause disruption to the Underlying Funds’ investment strategies, with potential resulting harm to performance and increased trading costs or Underlying Fund expenses, and are thereby potentially harmful to Underlying Fund shareholders, generally and Contract Owners and their Contract performance, more specifically.

If HMLIC determines, in its sole discretion, that Your transfer patterns among the Subaccounts reflect a market timing strategy, it will take action to protect the other Contract Owners and/or terminate the Contract. In making these determinations, We may consider the combined transfer activity of Contracts that we believe are under common ownership, control or direction. HMLIC does not include transfers made pursuant to dollar cost averaging or rebalancing

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when considering whether to take action. HMLIC applies its market timing policies and procedures uniformly to all owners of a particular Contract series.

Such action will include requiring future transfer requests under the Contract to be submitted with an original signature via U.S. Mail for a finite period of time or for the duration of the Contract. If this restriction is imposed, We will reverse within one to two business days any transaction inadvertently processed that is not in compliance with the restriction. You will receive written confirmation of any such reversal.

If HMLIC determines that You are engaging in a pattern of transfers that reflects a market timing strategy or is potentially harmful to other Contract Owners, it will notify You in writing of any restrictions.

The detection and deterrence of market timing involves judgments that are inherently subjective. Our ability to detect such activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by others to avoid detection. Accordingly, there is no assurance that We will deter all market timing activity. Therefore, Contract owners may be subject to the risks described above.

The Underlying Funds may have their own policies and procedures with respect to frequent purchases and redemptions of their shares, which are described in the Underlying Fund prospectuses. Such policies and procedures may be more or less restrictive than HMLIC’s policies and procedures. As a result, We may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. However, We reserve the right to defer or restrict transfers at any time that We are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions as a result of the frequent trading policies and procedures of the Underlying Funds. HMLIC also reserves the right to implement and administer redemption fees imposed by one or more of the Underlying Funds. The prospectuses of the Underlying Funds include more details on the ability of the Underlying Funds to refuse or restrict purchases or redemptions of their shares.

Surrender or Withdrawal Before Commencement of Annuity Period — You may surrender the Contract or withdraw part of Your Account Value for cash before Annuity Payments begin. Any partial withdrawal is subject to a $100 minimum and may not reduce the Contract Owner’s interest in a Subaccount to less than $100.

The surrender or partial withdrawal of Variable Account Value (rollover, exchange, etc.) is determined on the basis of the Accumulation Unit Value next computed following the receipt of a valid request for surrender or partial withdrawal in Our Home Office. A surrender or partial withdrawal may result in adverse federal income tax consequences to the Contract Owner. These consequences include current taxation of payments received, and may include penalty taxes resulting from premature distribution. (See “Tax Consequences.”)

A Contract Owner eligible to surrender or request a partial withdrawal may elect to do so by submitting a signed, written request to HMLIC at Our Home Office at P.O. Box 4657, Springfield, Illinois 62708-4657. A partial withdrawal request must be in a form acceptable to HMLIC; telefacsimile (FAX) transmissions of the request will be accepted only if the request is sent to (217) 527-2307 and the proceeds are sent to the Contract Owner. A surrender request must be in a form acceptable to HMLIC; telefacsimile (FAX) transmissions of the request will not be accepted. See “Tax Consequences” and “Other Information — Forms Availability.”

Withdrawals and surrenders will be processed either on a date specified by You in a request, provided the date specified occurs on or after receipt of the request at Our Home Office, or at the next computed value following receipt of a valid request at Our Home Office.

For Your protection, We will send a confirmation letter on all address changes. If You have requested an address change within 15 days prior to Your surrender or withdrawal request, We will hold Your request until We have acquired confirmation of the correct address. Upon receipt of Your confirmation of the address, We will consider the surrender or withdrawal request to be received in good form.

Surrenders and withdrawals from the fixed account and any Subaccount are subject to the Surrender Charges shown below. There are 2 Surrender Charge periods available under this contract. Both are shown below. The charges applicable to Your contract will depend on how You completed the application and are printed on Your Contract data pages.

Surrender Charges During Contract Year	Surrender Charge %
	9 Year	5 Year
1	8.0%	8.0%
2	7.5%	7.5%
3	7.0%	7.0%
4	6.0%	6.0%
5	5.0%	5.0%
6	4.0%	0.0%
7	3.0%	0.0%
8	2.0%	0.0%
9	1.0%	0.0%
Thereafter	0.0%	0.0%

Surrender Charges are applied to surrenders and withdrawals based on the effective date of the Contract and not on the date the premium payment is paid.

Any request for a withdrawal, where the withdrawal is subject to a Surrender Charge, will be increased by the amount of the Surrender Charge. For example, a request to withdraw $3,000 at a 4% Surrender Charge will require a withdrawal of $3,125. This withdrawal represents a cash distribution of $3,000 and a Surrender Charge of $125. Any taxes withheld will reduce the dollar amount of the distribution received.

The Surrender Charge is assessed on the basis of the amount surrendered or withdrawn from the Subaccount(s), but will never exceed 9% of Your total Net Premium payments to a Subaccount during the lifetime of the Contract. For example, if a Contract Owner’s Subaccount value is $12,000 and Net

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Premium payments to date equal $10,000 and the Contract Owner withdraws $2,000 (i.e., one sixth of the Subaccount value), then the Surrender Charge may not exceed 9% of $1,666.66 (one sixth of the premium payment(s) to which the withdrawal relates).

If premium taxes are deducted before surrender or withdrawal, any reduction of HMLIC’s premium tax liability resulting from the surrender or withdrawal will be to HMLIC’s benefit.

Payments We Make — HMLIC ordinarily completes a transaction within seven calendar days after receipt of a proper request to transfer, surrender, partially withdraw or commence Annuity Payments. The value of a Contract is determined as of the Valuation Date on which a valid transaction request is received. However, determination of Account Value and processing the transaction may be deferred for: (1) any period during which the NYSE is closed for other than customary weekend or holiday closings, or during which trading is restricted by the Securities and Exchange Commission; (2) any emergency period when it is not reasonably practicable to sell securities or to fairly determine Accumulation Unit Values or Annuity Unit Values; or (3) any other period designated by the Securities and Exchange Commission to protect persons with interests in the Separate Account.

We reserve the right to defer payment of amounts from the fixed account for up to six months after receipt of Your written request, but only after We have made a written request and received written approval of the insurance department of the state in which this Contract was delivered. We will pay interest on any payment deferred for 30 days or more at the applicable interest rate.

If You have submitted a check or draft to Our Home Office, We have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a settlement option until the check or draft has been honored.

If mandated under applicable law, We may be required to reject a premium payment and/or block a Contract Owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulators. We also may be required to provide additional information about a Contract Owner or a Contract Owner’s account to governmental regulators.

Confirmations — HMLIC mails written confirmations of premium payments to Contract Owners on a quarterly basis within five business days following the end of each calendar quarter. Written confirmations of transfers, changes in allocations, withdrawals and surrenders are mailed to Contract Owners within seven calendar days of the date the transaction occurred.

If a Contract Owner believes that the confirmation statement contains an error, the Contract Owner should notify HMLIC as soon as possible after receipt of the confirmation statement. Notice may be provided by writing to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307, or by telephoning (217) 789-2500 or (800) 999-1030 (toll free).

Deductions and Expenses

We make certain charges and deductions under the Contract. These charges and deductions compensate Us for: services and benefits We provide; costs and expenses We incur; and risks We assume.

Services and Benefits We Provide

•	the death benefit, and cash benefits under the Contract
•	Investment Options, including Net Premium allocations
•	administration of elective options
•	the distribution of reports to Contract Owners
•	Annuity Payment options

Costs and expenses We incur:

•	costs associated with processing applications and with issuing and administering the Contract
•	overhead and other expenses for providing services and benefits, sales and marketing expenses, including compensation paid in connection with the sale of the Contracts
•	other costs of doing business, such as collecting premium payments, maintaining records, effecting transactions, and paying federal, state and local premium, and other taxes and fees

Risks We assume:

•	that the costs of providing the services and benefits under the Contracts exceed the charges We deduct

Premium Taxes — Certain state and local governments levy a premium tax, currently between 0 and 3.5%, on the amount of premium payments made under this Contract. We will deduct any premium taxes relating to this contract from the premium or from the Annuitized Value, when applicable. The amount of such premium taxes, if any, and the time of deduction of those taxes will be determined by the Contract Owner’s current place of residence.

Surrender Charges — If You make a withdrawal or surrender under the Contract, HMLIC will assess a charge to compensate it for the cost of selling the Contract.

If not restricted by the Code a Contract Owner may surrender the Contract in whole or withdraw a portion of the Account Value for cash before Annuity Payments begin.

HMLIC reserves the right to waive either a portion or the whole Surrender Charge in some situations. In some situations, You may make a withdrawal with no Surrender Charge. Please see Your Contract for further details. For further information regarding surrender or withdrawals see “Surrender or Withdrawal Before Commencement of Annuity Period.”

Annual Maintenance Fee — We will deduct an annual maintenance fee of no more than $25 from each Contract on the Contract anniversary date. This fee will be waived if the Account Value equals or exceeds $25,000 at the time the fee is assessed. We will deduct a proportionate amount of the annual maintenance fee upon the surrender of this Contract.

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The annual maintenance fee ceases when Annuity Payments begin. The annual maintenance fee is intended to reimburse HMLIC for actual expenses incurred in administering the Contract. We do not expect to profit from such fee and assume the risk that this annual maintenance fee may be insufficient to cover the actual costs of administering the Contract.

Mortality and Expense Risk Fee (“M&E Fee”) — For assuming mortality and expense risk, We apply an asset charge to the Subaccounts. This fee may not exceed the annual rate of 1.25% of the daily net assets of the Separate Account (0.45% for mortality risk, and 0.80% for expense risk; these may vary from time to time); however, We reserve the right to change the fee (subject to the 1.25% ceiling) in the future. The fee is computed on a daily basis.

Charges for Optional Riders — Guaranteed Minimum Death Benefit Rider — Step-up — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge depending on the frequency of the step-up. Contract Owners who elect an annual step-up each will pay 0.15%, and if they elect to have the step-up update every 5 years each will pay 0.10%, of the Variable Account Value on an annual basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Guaranteed Minimum Death Benefit Rider — Accumulation — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge, depending on the amount of the Accumulation. Contract Owners who elect a 5% rate each will pay 0.20%, and if they elect a 3% rate, each will pay 0.10% of the Variable Account Value on an annual basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Premium Bonus Rider —This option is only available on contracts with a 9-year Surrender Charge period and does not currently add any additional cost to the product.

Operating Expenses of the Underlying Funds — The deductions from and expenses paid out of the assets of the Underlying Funds are described in each Underlying Fund’s prospectus.

Death Benefit

Death Benefit Proceeds

If a Contract Owner dies (or the sole Annuitant dies and the sole Contract Owner is not a natural person) before the Annuity Date and while the Contract is in force, We will pay a death benefit to the beneficiary designated by the Contract Owner. The death benefit is determined for each beneficiary as of the date Proof of Death is received by HMLIC from such beneficiary. Proof of Death includes a certified death certificate or other satisfactory evidence of death, a completed claimant’s statement and any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

The beneficiary will receive the greatest of:

1.	the Account Value; or

2.	the Net Premium paid, less an adjustment for any withdrawals and an adjustment for any outstanding loan balance, or

3.	the death benefit provided in any rider attached to the Contract.

At the option of the beneficiary, We will pay all or part of the death benefit proceeds to the beneficiary under one of the Annuity Payment options described under “Annuity Payments — Annuity Payment Options.” If the form of Annuity Payment selected requires that payment be made by HMLIC after the death of the beneficiary, payments will be made to a payee designated by the beneficiary or, if no subsequent payee has been designated, to the beneficiary’s estate.

Guaranteed Minimum Death Benefit Riders

In addition to the standard death benefit included in the Contract, the Contract Owner may add the optional death benefits described below for an additional cost.

Guaranteed Minimum Death Benefit — Step-up — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge, depending on the frequency of the step-up.

Death Benefit under this rider

Before the Annuity Date, the death benefit is equal to the greatest of:

1.	the death benefit as described in the Contract; or

2.	the death benefit provided in any other rider attached to the Contract; or

3.	the step-up death benefit described in the Guaranteed Minimum Death Benefit Step-Up Rider.

Step-Up Death Benefit

The Step-Up Death Benefit is based on a series of calculations of Step-Up Anniversary Value. The Step-Up Death Benefit is equal to the greatest Step-Up Anniversary Value attained from this series of calculations.

HMLIC calculates the Step-Up Anniversary Value for every or every fifth Contract Anniversary before the oldest Contract Owner’s attainment of age 81, including the Contract Anniversary immediately following the oldest Contract Owner’s attainment of age 80, or when HMLIC receives Proof of Death, whichever is earlier.

The Step-Up Anniversary Value for a given Contract Anniversary is equal to the Account Value as of that Contract Anniversary increased by any subsequent Net Premium

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received, and decreased by any adjustments for any subsequent withdrawals. We will determine any adjustment for any subsequent withdrawal by dividing the withdrawal amount by the Account Value immediately before the withdrawal and multiplying the resulting fraction by the Step-Up Anniversary Value immediately before the withdrawal. We will calculate the Death Benefit when We receive Proof of Death of any Contract Owner (or the sole Annuitant, if the sole Contract Owner is not a natural person).

Rider charge

Any charge for this rider is guaranteed not to increase after this rider has been issued.

We will deduct any Variable Account charge for this Rider from Your Variable Account Value and any Fixed Account charge from Your Fixed Account Value.

Rider restrictions

We reserve the right to restrict allocations or transfers to the fixed account or any of the Subaccounts.

Termination of this rider

This rider cannot be terminated by the Contract Owner after the Issue Date. This rider terminates upon the earliest of:

a.	when the Contract Owner applies the Annuitized Value to an annuity option under the Contract; or

b.	the date the Contract terminates as a result of surrender of the Contract or death of the Contract Owner (or the sole Annuitant, if the sole Contract Owner is not a natural person).

Guaranteed Minimum Death Benefit — Accumulation — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge, depending on the percentage used for the accumulation.

Death benefit under this rider

Before the Annuity Date, the death benefit is equal to the greatest of:

1.	the death benefit as described in the Contract; or

2.	the death benefit provided in any other rider attached to the Contract; or

3.	the Accumulation Death Benefit described in the Guaranteed Minimum Death Benefit-Accumulation Rider.

Accumulation Death Benefit

This rider provides an Accumulation Death Benefit as follows:

On the Issue Date, the Accumulation Death Benefit is equal to the initial Net Premium received. The Accumulation Death Benefit is increased by any subsequent Net Premium received, decreased by any adjustments for withdrawals, and is accumulated at the following interest rates:

1.	3 or 5 percent before or upon the Contract Anniversary immediately following the oldest Contract Owner’s attainment of age 80 depending on the option elected by the Contract Owner at the time of issue.

2.	0 percent thereafter.

An adjustment for any withdrawal is determined by dividing the withdrawal amount by the Account Value immediately before the withdrawal and multiplying the resulting fraction by the Accumulation Death Benefit immediately before the withdrawal.

We will calculate the death benefit when We receive Proof of Death of any Contract Owner or the sole Annuitant, if the sole Contract Owner is not a natural person. We also will adjust the Accumulation Death Benefit by any outstanding loan balance at that time.

Maximum Accumulation Death Benefit Value

The amount of the Accumulation Death Benefit shall not exceed an amount equal to 200 percent of Net Premium, less any adjustments for withdrawals.

Rider charge

Any charge for this rider is guaranteed not to increase after the rider has been issued.

We will deduct any Variable Account charge for this Rider from Your Variable Account Value and any Fixed Account charge from Your Fixed Account Value.

Rider restrictions

We reserve the right to restrict allocations or transfers to the fixed account or any of the Subaccounts.

Termination of this rider

This rider cannot be terminated by the Contract Owner after the Contract Date. This rider terminates upon the earliest of:

a.	when the Contract Owner applies the Annuitized Value to an annuity option; or

b.	the date the Contract terminates as a result of surrender of the Contract or death of the Contract Owner (or the sole Annuitant, if the sole Contract Owner is not a natural person).

Annuity Payments

The Contract provides for fixed or Variable Annuity Payment options or a combination of both. The Contract Owner may elect to have Annuity Payments made under any one or more of the options described below or may elect a lump sum payment. To begin receiving Annuity Payments You must submit a properly completed request form to Our Home

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Office. If We do not receive Your written election of an Annuity Payment option at Our Home Office at least 30 days before the anticipated Annuity Date, the Annuity Payment option will be the Life Annuity with Payments Guaranteed for 10 Years.

We will process the request so that the Annuity Payments begin as of the first of the month following the month of receipt of Your request unless a later date is requested and approved by HMLIC. If You elect a fixed payment option, We will transfer Your Variable Account Value to the fixed account on the date Your request is received in Our Home Office. In addition, if You elect a Variable payment option, We will transfer Your Fixed Account Value to the Variable Account on the date we receive Your request in Our Home Office. Your premium payment allocation(s) will be changed to the fixed account or Variable Account, depending on the type of payment option elected. Generally, at the time an Annuity Payment option is selected, a Contract Owner must elect whether to withhold for federal and state income taxes. (See “Other Information — Forms Availability” and “Tax Consequences.”)

In general, the longer Annuity Payments are guaranteed, the lower the amount of each payment. Fixed Annuity Payments remain level, except in the case of certain joint and survivor Annuity Payment options, and are paid in monthly, quarterly, semiannual, and annual installments. Variable Annuity Payments will vary in amount and are paid only on a monthly basis. If the Annuitized Value to be applied under any one fixed or Variable Annuity Payment option is less than $2,000 or if the option chosen would provide Annuity Payments less than $20 per month at the Annuity Date, then the Contract value may be paid in a lump sum.

Annuity Payment Options

The following Annuity Payment options are available on a Variable basis unless otherwise stated.

Life Annuity with Payments Guaranteed for Life Only, 10, 15, or 20 Years — Annuity Payments are made to the Contract Owner beginning with the Annuity Date. The Annuity Payments will be based upon the number of guaranteed payments selected, and the age and sex of the Annuitant on the Annuity Date. Payments for this Annuity Payment option will continue as long as the Annuitant lives, or until all guaranteed payments have been made, whichever is later.

Guaranteed Annuity Payments cannot extend beyond the life expectancy of the Annuitant, as defined by the Code. If the Contract Owner dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled.

If the Annuitant dies before all guaranteed Annuity Payments have been made, the remaining guaranteed Annuity Payments will be paid to the Contract Owner, if living, otherwise to the Beneficiary(ies) as scheduled.

After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

Payments for a Specified Period — Annuity Payments are made to the Contract Owner beginning with the Annuity Date and continue for the specified period of time as elected. The specified period can be as short as five years or as long as 30 years, so long as the payments extend beyond the Surrender Charge period. This option is available on a fixed payment basis only.

Annuity Payments cannot extend beyond the life expectancy of the Annuitant, as defined by the Code. If the Contract Owner dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled.

If the Annuitant dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Contract Owner, if living, otherwise to the Beneficiary(ies) as scheduled.

After the Annuity Date, the Contract Owner may change this Annuity Payment option, or withdraw a portion of or surrender the Annuitized Value applied to this option. Any change or withdrawal the Contract Owner makes may affect any subsequent Annuity Payments. Surrender Charges may apply. If the Contract Owner surrenders the Annuitized Value applied to this Annuity Payment option, Annuity Payments will cease and the Contract will terminate. Thereafter, HMLIC will be free of any liability for the terminated Contract.

Joint and Survivor Annuity — Payments are made to the Contract Owner beginning with the Annuity Date. The Annuity Payments will be based upon the specific survivor option selected, and the age and sex of the two Annuitants on the Annuity Date.

The available survivor options are to pay during the lifetime of the survivor (1) 50 percent, (2) two-thirds, or (3) 100 percent of the Annuity Payments paid (or the number of Annuity Units) while both Annuitants were living. Upon the death of one Annuitant, the selected survivor option percentage will be applied to determine the remaining payments during the lifetime of the survivor. Upon the death of the survivor, Annuity Payments cease. If the Contract Owner dies while at least one Annuitant is living, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled. After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

Other Payout Options

If the Contract Owner does not wish to elect one or more of the Annuity Payment options described above, the Contract Owner may:

a.	receive the proceeds in a lump sum less any applicable Surrender Charges, or

b.	leave the Contract with HMLIC and receive the value under the required minimum distribution requirements of the Code Section 401(a)(9), see “Required Minimum Distributions,” or

c.	elect any other payout option that HMLIC makes available.

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Amount of Fixed and Variable Annuity Payments

The Annuitized Value will be applied to purchase the Annuity Payment option You select. The Annuitized Value applied to purchase Variable Annuity Payments will be allocated to the Subaccount(s) as the Contract Owner instructs. Not all Subaccount(s) may be available for Annuity Payments. The first monthly annuity payment purchased per $1,000 applied to each Subaccount under a Variable Annuity Payment option will be the same amount as the initial monthly Annuity Payment purchased per $1,000 applied to the corresponding fixed annuity option.

Fixed Annuity Payments — Except in the case of certain joint and survivor Annuity Payment options, the amount of each fixed Annuity Payment will not change. Higher Annuity Payments may be made at the sole discretion of HMLIC.

Variable Annuity Payments — If You choose to receive Variable Annuity Payments, the dollar amount of Your payment will depend upon: (1) Your Annuitized Value that is applied to purchase Variable Annuity Payments on the Annuity Date, less any deductions We make for premium taxes; (2) the assumed interest rate for the Contract (here, 2%); and (3) the performance of the Variable Investment Options You selected. The amount of the first monthly Variable Annuity Payment will vary with the form of Annuity Payment option selected and the age(s) of the Annuitant(s).

The first monthly Variable Annuity Payment is used to calculate the number of Annuity Units for each subsequent monthly Annuity Payment. The number of Annuity Units remains constant over the payment period except when a joint and survivor Annuity Payment option is chosen. Under that option, the number of Annuity Units will be reduced upon the death of either Annuitant to the survivor percentage elected.

The amount of monthly Annuity Payments following the first Variable Annuity Payment varies from month to month. Annuity Payments are determined each month by multiplying the Annuity Units by the applicable Annuity Unit value at the date of payment.

Annuity Unit Value

The Annuity Unit Value for the Wilshire VIT Equity Fund — Horace Mann Shares, Wilshire VIT Balanced Fund — Horace Mann Shares and Wilshire VIT Income Fund — Horace Mann Shares Subaccounts was set at $10.00 as of the date amounts first were allocated to provide Annuity Payments. The Annuity Unit Value for the Wilshire VIT Short-Term Investment Fund was established at $10.00 on July 1, 2004. The Annuity Unit Value for all other Subaccounts was established at $10.00 on March 1, 2005.

•	The current Annuity Unit value is equal to the prior Annuity Unit value on the Valuation Date when Annuity Payments were last determined, multiplied by the applicable net investment factor. This factor is computed by dividing (1) the net asset value of a share of the Underlying Fund on the current Valuation Date, plus any dividends or other distributions, by (2) the net asset value of a share of the Underlying Fund on the Valuation Date of the preceding Valuation Period, and multiplying this result by the investment multiplier. The investment multiplier is one divided by the sum of one plus the assumed interest rate and the mortality and expense risk fee, adjusted to a monthly rate.
•	If the net investment factor is equal to one, then monthly payments from that Subaccount will remain level. If the net investment factor is greater than one, the monthly payments from that Subaccount will increase. Conversely, if the net investment factor is less than one, the payments from that Subaccount will decrease.

Misstatement of Age or Sex

If any age or sex has been misstated, We will pay annuity payments in the amount which would have been paid at the correct age and sex. We will deduct any overpayments We have made, including interest, from future payments. We will pay any under payments, including interest, in a lump sum to the Contract Owner if living, otherwise to the beneficiary(ies). The interest rate will be equal to the guaranteed interest rate after the Annuity Date, as indicated on the Annuity Data pages of the Contract. We may pay interest in excess of the guaranteed amount. This interest may vary from time to time and is not guaranteed.

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Tax Consequences

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under a Contract.

When You invest in an annuity contract, You usually do not pay taxes on Your investment gains until You withdraw the money — generally for retirement purposes. If You invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, Your Contract is called a Qualified Contract. If Your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract.

Taxation of Non-Qualified Contracts

Non-Natural Person —If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective Contract Owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals — When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Account Value immediately before the distribution over the Contract Owner’s investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Contract Owner’s investment in the Contract.

Penalty Tax on Certain Withdrawals — In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

•	made on or after the taxpayer reaches age 59 1/2
•	made on or after the death of a Contract Owner;
•	attributable to the taxpayer becoming disabled; or
•	made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity Payments — Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow You to recover Your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when Annuity Payments start. Once Your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds — Amounts may be distributed from a Contract because of Your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as Annuity Payments.

Transfers, Assignments or Exchanges of a Contract

A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to You that are not discussed herein. A Contract Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

Withholding — Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts — All Non-Qualified deferred annuity contracts that are issued by Us (or Our affiliates) to the same Contract Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Contract Owner’s income when a taxable distribution occurs.

Further Information — We believe that the Contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption.

Federal Estate Taxes — While no attempt is being made to discuss the federal estate tax implications of the Contract, purchasers of annuity contracts should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation-Skipping Transfer Tax — Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is

22

transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from Your Contract, or from any applicable payment, and pay it directly to the Internal Revenue Service.

Annuity Purchases by Nonresident Aliens and Foreign Corporations — The discussion above provides general information regarding U.S. federal income tax consequences to annuity contract purchasers who/that are U.S. citizens or residents. Annuity contract purchasers who/that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the annuity contract purchaser’s country of citizenship or residence. Prospective annuity contract purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

Optional Benefit Riders — Non-Qualified Contracts — It is possible that the Internal Revenue Service may take the position that fees deducted for certain optional benefit riders are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat fees deducted for the optional benefits as taxable withdrawals, which might also be subject to a tax penalty if withdrawn prior to age 59 1/2. Although We do not believe that the fees associated or any optional benefit provided under the Contract should be treated as taxable withdrawals, You should consult Your tax advisor before selecting any optional benefit under the Contract.

Foreign Tax Credits — We may benefit from any foreign tax credits attributable to taxes paid by certain Underlying Funds to foreign jurisdictions to the extent permitted under federal tax law.

Possible Tax Law Changes — Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation, regulation, or otherwise. Consult a tax adviser with respect to legislative or regulatory developments and their effect on the Contract.

We have the right to modify the contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any Contact and do not intend the above discussion as tax advice.

Other Information

The Contract is offered and sold by HMLIC through its licensed life insurance sales personnel who are also registered representatives of HM Investors. In addition, the Contract may be offered and sold through independent agents and other broker-dealers. HMLIC has entered into a distribution agreement with our affiliate, HM Investors, principal underwriter of the Separate Account. HM Investors, located at One Horace Mann Plaza, Springfield, Illinois 62715-0001, is a broker-dealer registered under the Securities Exchange Act of 1934. HM Investors is a member of the NASD and is a wholly-owned subsidiary of Horace Mann Educators Corporation. Sales commissions are paid by HMLIC to HM Investors and other broker-dealers. Sales commissions range from 1.00% to 11.00% of premium payments received.

Legal Proceedings — HMLIC, like other life insurance companies, is involved on occasion in lawsuits. Although the outcome of any litigation cannot be predicted with certainty, HMLIC believes that no pending or threatened lawsuits are likely to have a material adverse effect on the Separate Account, on the ability of HM Investors to perform under its principal underwriting agreement, or on HMLIC’s ability to meet its obligations under the Contract.

Modification of the Contract — The Contract provides that it may be modified by HMLIC to maintain continued compliance with applicable state and federal laws. Contract Owners will be notified of any modification. Only officers designated by HMLIC may modify the terms of the Contract.

Registration Statement — A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Contract. This prospectus does not contain all information set forth in the registration statement, its amendments and exhibits. Statements contained in this prospectus as to the content of the Contract and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to the Contract and these instruments as filed.

Communications to Contract Owners — To ensure receipt of communications, Contract Owners must notify HMLIC of address changes. Notice of a change in address may be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307 or by calling (217) 789-2500 or (800) 999-1030 (toll-free).

HMLIC will attempt to locate Contract Owners for whom no current address is on file. In the event HMLIC is unable to locate a Contract Owner, HMLIC may be forced to surrender the value of the Contract to the Contract Owner’s last known state of residence in accordance with the state’s abandoned property laws.

Contract Owner Inquiries — A toll-free number, (800) 999-1030, is available to telephone HMLIC’s Annuity Customer Service Department. Written questions should be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657.

Forms Availability — Specific forms are available from HMLIC to aid the Contract Owner in effecting many transactions allowed under the Contract. These forms may be obtained by calling the Annuity Customer Service Department toll-free at (800) 999-1030.

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NASD Regulation’s Public Disclosure Program — Information about HM Investors and your agent is available from the NASD at www.nasd.com or by calling (800) 289-9999 (toll-free).

Additional Information

A copy of the Statement of Additional Information providing more detailed information about the Separate Account is available, without charge, upon request. The Table of Contents of this Statement of Additional Information follows:

To receive, without charge, a copy of the Statement of Additional Information for the Separate Account, please complete the following request form and mail it to the address indicated below, or send it by telefacsimile (FAX) transmission to (217) 535-7123, or telephone (217) 789-2500 or (800) 999-1030 (toll-free) to request a copy.

Horace Mann Life Insurance Company

P.O. Box 4657

Springfield, Illinois 62708-4657

Please provide free of charge the following information:

             Statement of Additional Information dated February 15, 2006 for the Separate Account

Please mail the above document to:

(Name)

(Address)

(City/State/Zip)

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Appendix 1

5% Accumulation Guaranteed Minimum Death Benefit (“GMDB”) example

Assume the following:

•	There is an initial net premium of $100,000
•	There is a withdrawal on the 3rd contract anniversary of $25,000. The account value immediately before the withdrawal is $125,000.
•	We are calculating the death benefit on the 5th contract anniversary. The account value at that time is $101,000.
•	The Contract Owner has not yet attained 81 years of age.
•	No other GMDB rider was selected.

The accumulation GMDB value at issue is equal to the initial net premium.

$100,000

The accumulation GMDB value immediately before the withdrawal is the initial net premium accumulated at 5% interest for 3 years:

$100,000 × 1.053 = $115,763

The withdrawal adjustment is the withdrawal amount divided by the account value immediately before the withdrawal and multiplied by the accumulation GMDB value immediately before the withdrawal:

$25,000 ÷ $125,000 × $115,763 = $23,153

The accumulation GMDB value immediately following the withdrawal is the accumulation GMDB value immediately before the withdrawal less the withdrawal adjustment:

$115,763 – $23,153 = $92,610

The accumulation GMDB value on the 5th contract anniversary is the accumulation GMDB value immediately following the withdrawal accumulated at 5% interest for 2 years:

$92,610 × 1.052 = $102,103

The return of premium death benefit on the 5th contract anniversary is the initial net premium less a withdrawal adjustment:

$100,000 – ($25,000 ÷ $125,000 × $100,000) = $80,000

The death benefit is the greatest of the accumulation GMDB, the return of premium death benefit, and the account value.

Max [$102,103, $80,000, $101,000] = $102,103

Annual Step-up Guaranteed Minimum Death Benefit (“GMDB”) example

Assume the following:

•	There is an initial net premium of $100,000
•	The account value on the 1st contract anniversary is $90,000.
•	The account value on the 2nd contract anniversary is $120,000.
•	There is a withdrawal during the 3rd contract year of $25,000. The account value immediately before the withdrawal is $125,000.
•	The account value on the 3rd contract anniversary is $105,000.
•	We are calculating the death benefit during the 4th contract year. The account value at that time is $101,000.
•	The Contract Owner has not yet attained 81 years of age.
•	No other GMDB rider was selected.

The step-up anniversary value for the 1st contract anniversary projected to the date of death is the account value on the 1st contract anniversary less an adjustment for the subsequent withdrawal:

$90,000 – ($25,000 ÷ $125,000 × $90,000) = $72,000

The step-up anniversary value for the 2nd contract anniversary projected to the date of death is the account value on the 2nd contract anniversary less an adjustment for the subsequent withdrawal:

$120,000 – ($25,000 ÷ $125,000 × $120,000) = $96,000

The step-up anniversary value for the 3rd contract anniversary projected to the date of death is the account value on the 3rd contract anniversary:

$105,000

The step-up GMDB is equal to the maximum of these values:

Max [$72,000, $96,000, $105,000] = $105,000

The return of premium death benefit at the date of death is the initial net premium less a withdrawal adjustment:

$100,000 – ($25,000 ÷ $125,000 × $100,000) = $80,000

The death benefit is the greatest of the step-up GMDB, the return of premium death benefit, and the account value.

Max [$105,000, $80,000, $101,000] = $105,000

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Prospectus

Qualified variable deferred annuity Contract

Goal Planning Annuity (GPA)

Horace Mann Life Insurance Company Separate Account

Feb. 15, 2006

Qualified Variable Deferred Annuity Contract Issued by Horace Mann

Life Insurance Company

Separate Account

Flexible Premium Contract for Individuals

This prospectus offers a Variable, qualified annuity Contract to individuals. The Contract is issued by Horace Mann Life Insurance Company (“HMLIC”) as a flexible premium Contract. It is issued in connection with retirement plans or arrangements, which may qualify for special tax treatment under the Internal Revenue Code of 1986 as amended (“IRC”). You can allocate Your Net Premiums and Your Contract’s cash value to the fixed account or to the HMLIC Separate Account which invests through each of its Subaccounts (sometimes referred to as Variable Investment Options) in a corresponding Underlying Fund. The Underlying Funds are:

Large Company Stock Funds

Large Blend

JPMorgan U.S. Large Cap Core Equity Portfolio

Fidelity VIP Growth & Income Portfolio SC 2

Dow Jones Wilshire 5000 Index Portfolio — Investor Class

Fidelity VIP Index 500 Portfolio SC 2

Large Growth

Fidelity VIP Growth Portfolio SC 2

AllianceBernstein Large Cap Growth Portfolio

Wilshire Target Large Company Growth Portfolio — Investor Class

Large Value

Wilshire VIT Equity Fund — Horace Mann Shares

Wilshire VIT Socially Responsible Fund — Horace Mann Shares

Davis Value Portfolio

Wilshire Target Large Company Value Portfolio — Investor Class

Mid-Size Company Stock Funds

Mid Blend

Dreyfus Investment Portfolio: Mid Cap Stock Portfolio — Service Class

Fidelity VIP Mid Cap Portfolio SC 2

Rainier Small/Mid Cap Equity Portfolio

Mid Growth

Delaware VIP Growth Opportunities Series — Service Class

Lord Abbett Series Fund Growth Opportunities Portfolio

Putnam VT Vista Fund (IB Shares)

Mid Value

Ariel Appreciation Fund®

Small Company Stock Funds

Small Blend

Goldman Sachs VIT Core Small Cap Equity Fund

Neuberger Berman Genesis Fund — Advisor Class

Small Growth

Wilshire VIT Small Cap Growth Fund — Horace Mann Shares

Delaware VIP Trend Series — Service Class

Wilshire Target Small Company Growth Portfolio — Investor Class

Small Value

Ariel Fund®

Royce Capital Fund Small-Cap Portfolio

Wilshire Target Small Company Value Portfolio — Investor Class

International Stock Funds

Wilshire VIT International Equity Fund — Horace Mann Shares

Fidelity VIP Overseas Portfolio SC 2

Balanced Fund

Wilshire VIT Balanced Fund — Horace Mann Shares

Bond Funds

Wilshire VIT Income Fund — Horace Mann Shares

Wilshire VIT Short-Term Investment Fund — Horace Mann Shares

Fidelity VIP High Income Portfolio SC 2

Fidelity VIP Investment Grade Bond Portfolio SC 2

Trademarks used in this document are owned by and used with the permission of the appropriate company.

We provide a premium bonus rider under versions of the Contract with a 9-year surrender charge period. Electing this bonus feature may be beneficial to You only if You own the Contract a sufficient length of time.

This prospectus sets forth the information an investor should know before investing and should be kept for future reference. Additional information about the HMLIC Separate Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information, dated Feb. 15, 2006. The Statement of Additional Information is incorporated by reference and is available upon request, without charge. You may obtain the Statement of Additional Information by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307 or by telephoning (217) 789-2500 or (800) 999-1030 (toll-free). The table of contents of the Statement of Additional Information appears on page 31 of this prospectus.

The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information that the HMLIC Separate Account files electronically with the Securities and Exchange Commission.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS SECURITY OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ANNUITIES OFFERED BY HMLIC ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY. THEY ARE NOT DEPOSITS OF, OBLIGATIONS OF OR GUARANTEED BY ANY BANK. THEY INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

The date of this prospectus is Feb. 15, 2006.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR SOLICITATION OF AN OFFER TO ACQUIRE, ANY INTEREST OR PARTICIPATION IN THE CONTRACT OFFERED BY THIS PROSPECTUS IN ANY STATE TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH STATE.

Definitions

Account Value: The sum of the Fixed Account Value and the Variable Account Value.

Accumulation Unit: A unit of measurement used to determine the value of a Contract Owner’s interest in a Subaccount before Annuity Payments begin.

Accumulation Unit Value: The value of an Accumulation Unit on any Valuation Date.

Annuitant: The natural person whose life determines the Annuity Payments made under a Contract.

Annuitized Value: The amount applied to purchase annuity payments. It is equal to the Account Value on the Annuity Date, less any applicable premium tax.

Annuity Date: The date Annuity Payments begin.

The Annuity Payments made to You will begin on the Annuity Date. The criteria for setting an Annuity Date are set forth in Your Contract, and the anticipated Annuity Date is shown on the Annuity Data pages of Your Contract.

Annuity Payments: A series of payments that may be for life; for life with a guaranteed number of payments; for the joint lifetimes of the Annuitant and another person, and thereafter, during the lifetime of the survivor; or for some fixed period. A fixed annuity provides a series of payments that will be equal in amount throughout the annuity period, except in the case of certain joint and survivor Annuity Payment options. A fixed annuity does not participate in the investment experience of any Subaccount. A Variable annuity provides a series of payments that vary in amount.

Annuity Period: The period during which Annuity Payments are made to the Annuitant or the last surviving joint Annuitant, if any.

Annuity Unit: A unit of measurement used in determining the amount of a Variable Annuity Payment during the Annuity Period.

Annuity Unit Value: The value of an Annuity Unit on any Valuation Date.

Contract: The individual flexible premium deferred Variable annuity Contract this prospectus offers.

Contract Anniversary: The same day and month as the Issue Date of Your Contract for each succeeding year of Your Contract.

Contract Owner (You, Your): The individual or entity to whom the Contract is issued.

Contract Year: A period of twelve months beginning on the date a Contract is issued and each anniversary of that date.

Fixed Account Value: The dollar value of the fixed account under the Contract before Annuity Payments begin.

HMLIC, We, Us, Our: Horace Mann Life Insurance Company.

Home Office: The mailing address and telephone number of Our Home Office are: P.O. Box 4657, Springfield, Illinois 62708-4657; (800) 999-1030. Our street address is 1 Horace Mann Plaza, Springfield, Illinois 62715.

Issue Date: The date when Your Contract becomes effective.

Investment Options: The fixed account and the Underlying Funds in which the Subaccounts invest.

Net Premium: Each premium payment paid to HMLIC under the Contract, less any applicable premium taxes.

Proof of Death: (1) A completed claimant’s statement as provided by Us; and (2a) a certified copy of the death certificate or (2b) any other proof of death satisfactory to Us, including, but not limited to, a certified copy of a decree of a court of competent jurisdiction certifying death, or a written statement by a medical doctor who attended the deceased at the time of death; and (3) any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

Qualified Plan: The term “Qualified Plan” in this prospectus will be used to describe the following contracts: IRC Section 403(b) tax sheltered annuity (“403(b) Contract”); IRC Section 408 individual retirement annuity (“traditional IRA”); IRC Section 408A Roth IRA (“Roth IRA”); IRC Section 408(p) SIMPLE retirement annuity (“SIMPLE”); IRC Section 408(k) simplified employee pension (“SEP”); IRC Section 457(b) eligible governmental plan annuity (“457(b) Contract”); and IRC 401 qualified annuity.

Separate Account: The Horace Mann Life Insurance Company Separate Account, a segregated Variable investment account consisting of Subaccounts each of which invests in a corresponding Underlying Fund. The Separate Account was established by HMLIC under Illinois law and is registered as a unit investment trust under the Investment Company Act of 1940.

Subaccount: A division of the Separate Account, which invests in shares of a corresponding Underlying Fund.

Underlying Funds: All open-end management investment companies registered under the Investment Company Act of 1940 that are listed in this document and are available for investment by the Separate Account.

Valuation Date: Any day on which the New York Stock Exchange (“NYSE”) is open for trading and on which the net value of each share of the Underlying Funds is determined. The Valuation Date ends at 3:00 p.m. Central time or the close of the NYSE if earlier.

Valuation Period: The period from the end of a Valuation Date to the end of the next Valuation Date, excluding the day the period begins and including the day it ends.

Variable: The values vary based on the investment performance of the Subaccount(s) selected.

Variable Account: Your portion of the Separate Account set up to receive Net Premiums, any applicable premium bonus and transfers allocated to it.

Variable Account Value: The dollar value of the Variable Investment Options under the Contract before Annuity Payments begin.

Summary

This summary is intended to provide a brief overview of the more significant aspects of the Contract. Further information can be found elsewhere in this prospectus, in the Separate Account Statement of Additional Information and in the Contract. This prospectus is intended to serve as a disclosure document for the Variable portion of the Contract only. For information regarding the fixed portion, refer to the Contract.

Detailed information about the Underlying Funds is contained in each Underlying Fund’s prospectus and in each Underlying Fund Statement of Additional Information.

The expenses for the Underlying Funds, including advisory and management fees, are found in each Underlying Fund’s prospectus.

What is the “Separate Account?”

The Separate Account segregates assets dedicated to the Variable portion of the Contract offered herein. The Separate Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust. The Separate Account consists of Subaccounts, each investing in shares of a corresponding Underlying Fund.

Who may purchase the Contract offered by this prospectus?

Individuals may purchase the Variable flexible premium annuity. The Contract is designed for individuals seeking long-term tax-deferred accumulation of funds.

The Contracts offered by this prospectus are Qualified Plans. Purchasing the Contract as an investment vehicle for a Qualified Plan does not provide any additional tax advantage beyond that already available through the Qualified Plan.

The Contract is offered and sold by HMLIC through its licensed life insurance sales personnel. These insurance sales personnel are registered representatives of Horace Mann Investors, Inc. (“HM Investors”). In addition, the Contract may be offered and sold through independent agents and other broker-dealers. HM Investors is a broker-dealer registered under the Securities and Exchange Act of 1934. HMLIC has entered into a distribution agreement with HM Investors. HM Investors is a member of the NASD.

What are my investment choices?

You may invest Your money in up to 24 Variable Investment Options and the Fixed Account at any one time.

(a)	Separate Account

Includes Subaccounts, each of which invests in one of the following Underlying Funds:

Large Company Stock Funds

Large Blend

JPMorgan U.S. Large Cap Core Equity Portfolio

Fidelity VIP Growth & Income Portfolio SC 2

Dow Jones Wilshire 5000 Index Portfolio — Investor Class

Fidelity VIP Index 500 Portfolio SC 2

Large Growth

Fidelity VIP Growth Portfolio SC 2

AllianceBernstein Large Cap Growth Portfolio

Wilshire Target Large Company Growth Portfolio — Investor Class

Large Value

Wilshire VIT Equity Fund — Horace Mann Shares

Wilshire VIT Socially Responsible Fund — Horace Mann Shares

Davis Value Portfolio

Wilshire Target Large Company Value Portfolio — Investor Class

Mid-Size Company Stock Funds

Mid Blend

Dreyfus Investment Portfolio: Mid Cap Stock Portfolio — Service Class

Fidelity VIP Mid Cap Portfolio SC 2

Rainier Small/Mid Cap Equity Portfolio

Mid Growth

Delaware VIP Growth Opportunities Series — Service Class

Lord Abbett Series Fund Growth Opportunities Portfolio

Putnam VT Vista Fund (IB Shares)

Mid Value

Ariel Appreciation Fund®(1)

Small Company Stock Funds

Small Blend

Goldman Sachs VIT Core Small Cap Equity Fund

Neuberger Berman Genesis Fund — Advisor Class

Small Growth

Wilshire VIT Small Cap Growth Fund — Horace Mann Shares

Delaware VIP Trend Series — Service Class

Wilshire Target Small Company Growth Portfolio — Investor Class

Small Value

Ariel Fund®(1)

Royce Capital Fund Small-Cap Portfolio

Wilshire Target Small Company Value Portfolio — Investor Class

International Stock Funds

Wilshire VIT International Equity Fund — Horace Mann Shares

Fidelity VIP Overseas Portfolio SC 2

Balanced Fund

Wilshire VIT Balanced Fund — Horace Mann Shares

Bond Funds

Wilshire VIT Income Fund — Horace Mann Shares

Wilshire VIT Short-Term Investment Fund — Horace Mann Shares

Fidelity VIP High Income Portfolio SC 2

Fidelity VIP Investment Grade Bond Portfolio SC 2

(1)	These Funds are not available as Investment Options for a 457(b) Contract.

(b)	Fixed Account — You also may direct Your money to the fixed account and receive a guaranteed rate of return.

When can I transfer between accounts?

At any time before the Contract’s Annuity Date, You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Contract, subject to certain restrictions. The dollar cost averaging program permits You to systematically transfer (on a quarterly, semi-annual, or annual basis) a fixed dollar amount between the fixed account and Variable Investment Options and within the Variable Investment Options. The dollar cost averaging program is only available before the Annuity Date. For complete details see “The Contract — Transactions.”

May I withdraw all or part of the Contract value before the Annuity Date?

Unless restricted by the Internal Revenue Code of 1986, as amended (“IRC”), You may at any time before the Annuity Date surrender Your Contract in whole or withdraw in part for cash. Surrenders and withdrawals may be subject to Surrender Charges as described in “Deductions and Expenses — Surrender Charges.” In any Contract Year, You may withdraw a portion of Your Account Value without incurring a Surrender Charge. You may have to pay federal income taxes and a penalty tax on any money You surrender or partially withdraw from Your Contract.

What are the charges or deductions?

The Contract may be subject to deductions for applicable state or local government premium taxes. Premium taxes presently range from 0% to 3.5%.

We will deduct a mortality and expense risk fee (M&E Fee) of 1.25% (annual rate) from the Subaccounts. This fee is computed on a daily basis.

We will deduct an annual maintenance fee from Your Account Value on each Contract Anniversary; we will deduct a proportionate amount of this fee upon surrender of Your Contract. This fee may not exceed $25. We will waive this fee if the Account Value equals or exceeds $25,000 at the time the fee is assessed.

We may deduct a Surrender Charge against surrenders and withdrawals. The Surrender Charge is a percentage of the Account Value withdrawn or surrendered. For withdrawals from the Variable Account, the Surrender Charge is deducted from the Contract Owner’s value in the Subaccount(s) from which the withdrawal is made. See “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

What charges will I pay on an annual basis if I elect optional riders?

Guaranteed Minimum Death Benefit Rider — Step-up — You may elect this optional death benefit at the time of Contract issue for an additional charge depending on the frequency of the step-up that You elect. If You elect an annual step-up, You will pay 0.15%, and if You elect to have the step-up update every 5 years, You will pay 0.10%. We deduct these charges from the Variable Account as a percentage of the Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Guaranteed Minimum Death Benefit Rider — Accumulation — You may elect this optional death benefit at the time of Contract issue for an additional charge depending on the percent of Accumulation You elect. If You elect a 5% rate, You will pay 0.20%, and if You elect a 3% rate, You will pay 0.10%. We deduct these charges from the Variable Account as a percentage of the Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Premium bonus rider — this option is automatically included at the time of Contract issue only on Contracts with a 9-year Surrender Charge and does not currently add any additional cost to the product.

What are the federal income tax consequences of investing in this Contract?

Amounts contributed through salary reduction, employer contributions, or deductible amounts in the case of traditional IRAs are not taxed at the time of contribution. Earnings are also not taxed as they accumulate within the annuity Contract. Except for qualified distributions from Roth IRAs or after-tax contributions, Contract benefits will be taxable as ordinary income when received in accordance with Section 72 of the IRC.

The IRC provides penalties for premature distributions under various retirement plans. Values may not be withdrawn from Section 403(b), Section 457(b), and certain Section 401(a) Contracts, except under certain circumstances. See “Tax Consequences.” These Contracts might not be suitable for short-term investment. See “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

If I receive my Contract and am dissatisfied, may I return it?

Subject to various state insurance laws, You may return the Contract to HMLIC within 30 days of receipt of the

Contract. HMLIC will refund the greater of (1) the premium payments made for the Contract, less any withdrawals and any outstanding loan balance, or (2) the Account Value minus any applicable premium bonus as of the date the returned Contract was received. We will pay the refund within 10 calendar days after we receive the Contract. Upon return of the Contract, it will be deemed void.

When can I begin receiving Annuity Payments, and what options are available?

Payments will begin on the Annuity Date set by the terms of Your Contract. Variable Annuity Payments are made only in monthly installments. Various Annuity Payment options are available under the Contract.

Annuity Payments may be fixed or Variable or a combination of fixed and Variable payments. The following options are available for receiving Annuity Payments: Life Annuity with payments guaranteed for periods of Life Only, 10, 15 or 20 years; Joint and Survivor Annuity; and Payments for a Specified Period.

The IRC may restrict or penalize certain early distributions from Qualified Plans, and the IRC also generally requires that distributions from Qualified Plans (other than Roth IRAs) begin by April 1 following the calendar year in which the Contract Owner reaches age 70 1/2. See “Tax Consequences — Taxation of Contract Benefits.”

Fee Tables and Example

The following tables describe the fees and expenses that You may pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that You will pay at the time that You buy the Contract, surrender the Contract or transfer cash value between Investment Options. State premium taxes may also be deducted.

To determine the Contract You own, look in the bottom left-hand corner of Your Contract for the form number. This is the number referenced below the product name in the following table. This prospectus applies to all HMLIC contracts with a form number of IC-452 immediately followed by any combination of 3 letters and/or numbers.

Contract Owner Transaction Expenses:(1)

Goal Planning Annuity (IC-452XXX)

Surrender Charges(2) (as a percentage of amount surrendered, if applicable)	8%

(1)	Any premium taxes relating to this contract will be deducted from the premium or deducted from the Annuitized Value, when applicable. Such premium taxes and the time of deduction of those taxes will be determined by the Contract Owner’s current place of residence.

(2)	The Surrender Charge declines to zero over time — after 5 years, or after 9 years if the premium bonus rider applies to Your Contract.

We guarantee that the aggregate Surrender Charge will never exceed 9% of Your total net purchase payments to a Subaccount.

The next table describes the fees and expenses that You will pay periodically during the time that You own the Contract, not including Underlying Fund fees and expenses. This table reflects the charges You would pay if You did not select any optional Riders.

Periodic Fees and Expenses

Goal Planning Annuity (IC-452XXX)

Annual Maintenance Fee (1)	$25
Separate Account Annual Expenses (as a percentage of average variable account value)
Mortality and Expense Risk Fees	1.25%
Total Separate Account Annual Expenses	1.25%

(1)	We deduct a pro rata portion of this fee upon the surrender of the Contract. We currently waive the annual maintenance fee if the Account Value equals or exceeds $25,000 at the time the fee is assessed.

Optional Rider Charges (as a percentage of average Variable Account Value)

Guaranteed Minimum Death Benefit Rider — Step-up
Annual	0.15%
5-year	0.10%
Guaranteed Minimum Death Benefit Rider — Accumulation
5% Annual Interest Rate	0.20%
3% Annual Interest Rate	0.10%
Premium bonus rider	0.00%

The maximum total Separate Account annual expenses plus optional rider charges is 2.40% of average Variable Account Value.

For information concerning compensation paid for the sale of the Contracts, see “Other Information — Sale of the Contract.”

The next item shows the lowest and highest total operating expenses charged by the Underlying Funds for the fiscal year ended December 31, 2004. More detail concerning each Underlying Fund’s fees and expenses is contained in the prospectus for each Underlying Fund.

Total Annual Underlying Fund Operating Expenses(1)	Lowest	Highest
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/ or service (12b-1) fees and other expenses)	0.35%	1.86%

(1)	The portfolio expenses used to prepare this table were provided to HMLIC by the Underlying Funds. HMLIC has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2004. Current or future expenses may be greater or less than those shown.

Example

This Example is intended to help You compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, the Annual Maintenance fee, Separate Account annual expenses and Underlying Fund fees and expenses. This example does not include the cost of any riders.

The Example assumes that You invest $10,000 in the Contract for the time periods indicated. The Example also assumes that Your investment has a 5% return each year, assumes the highest fees and expenses of any of the Underlying Funds as of December 31, 2004, and that a 9-year surrender charge period applies to Your Contract. Although Your actual costs may be higher or lower, based on these assumptions Your costs would be:

Goal Planning Annuity (IC-452XXX)

If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,174	$1,745	$2,221	$3,449

If you do NOT surrender or if you annuitize Your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$343	$994	$1,666	$3,449

Please remember that the Example is simply an illustration and does not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, Your rate of return may be more or less than the 5% assumed in the Example.

Condensed Financial Information

As of February 15, 2006, no Contracts had been sold. Therefore, we have not provided any condensed financial information.

Financial statements of the Separate Account and of HMLIC are available with the Statement of Additional Information. A copy of the Statement of Additional Information and of the financial statements may be obtained without charge by mailing a written request to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission request to (217) 527-2307, or by telephoning (217) 789-2500 or (800) 999-1030 (toll-free).

Horace Mann Life Insurance Company,

The Fixed Account,

The Separate Account and

The Underlying Funds

Horace Mann Life Insurance Company

HMLIC, located at 1 Horace Mann Plaza, Springfield, Illinois 62715-0001 (Our Home Office), is an Illinois stock life insurance company organized in 1949. HMLIC is licensed to do business in 48 states and in the District of Columbia. HMLIC writes individual and group life insurance and annuity contracts on a nonparticipating basis.

HMLIC is an indirect wholly-owned subsidiary of Horace Mann Educators Corporation, a publicly-held insurance holding company traded on the NYSE.

The Fixed Account

The fixed account is part of HMLIC’s general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, HMLIC has sole discretion over the investment of the assets of the fixed account. HMLIC bears the full investment risk for all amounts contributed to the fixed account. HMLIC guarantees that the amounts allocated to the fixed account under the Contracts will be credited interest daily at an annual interest rate as specified in Your Contract. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. The fixed account has not been registered with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.

The Separate Account

On October 9, 1965, HMLIC established the Separate Account under Illinois law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”). The Separate Account and each Subaccount are administered and accounted for as a part of the business of HMLIC. However, the income, gains and losses, whether or not realized, of each Subaccount are credited to or charged against the amounts allocated to that Subaccount, in accordance with the terms of the Contract and without regard to other income, gains or losses of the remaining Subaccounts or of HMLIC. The assets of the Separate Account may not be charged with liabilities arising out of any other business of HMLIC. All obligations arising under the Contract, including the promise to make Annuity Payments, are general corporate obligations of HMLIC. Accordingly, all of HMLIC’s assets are available to meet its obligations and expenses under the Contract. While HMLIC is obligated to make payments under the Contract, the amounts of Variable Annuity Payments are not guaranteed.

The Separate Account is divided into Subaccounts. HMLIC uses the assets of each Subaccount to buy shares of a corresponding Underlying Fund based on Contract Owner instructions.

The Underlying Funds

Each of the Underlying Funds is registered with the Securities and Exchange Commission (“SEC”) as a diversified open-end management investment company under the 1940 Act. This registration does not involve supervision of the management or investment practices or policies of the Underlying Funds by the SEC.

The Underlying Funds are listed below along with their primary investment objectives and a description of the adviser to each Underlying Fund. There is no assurance that any of the Funds will achieve its stated objective. Detailed information on the Underlying Funds can be found in the current prospectus for each Underlying Fund. Prospectuses for the Underlying Funds should be read carefully in conjunction with this prospectus before investing. A copy of each Underlying Fund prospectus may be obtained without charge from HMLIC by calling (800) 999-1030 (toll-free), sending a telefacsimile (FAX) transmission to (217) 527-2307, or writing to HMLIC, P.O. Box 4657, Springfield, IL 62708-4657. You also may access the prospectuses on HMLIC’s website at www.horacemann.com in the “Annuities” link.

Name	Objective	Investment Type	Investment Strategy and Advisor
Dow Jones Wilshire 5000 Index Portfolio (Investor Class)	Capital growth	Large blend	Seeks to replicate as closely as possible, before expenses, the performance of the Wilshire 5000 Index. The fund invests primarily in the common stocks of companies included in the Index that are representative of the entire Index. The Wilshire Target Mutual Funds are advised by Wilshire Associates Incorporated.

Fidelity VIP Growth & Income Portfolio (SC2)	Current income/Capital growth	Large blend	Invests primarily in common stocks with a focus on those that pay current dividends and show potential for capital growth. The Fidelity VIP Growth and Income Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Name	Objective	Investment Type	Investment Strategy and Advisor
JPMorgan U.S. Large Cap Core Equity Portfolio	Long-term capital growth	Large blend	The fund seeks to provide a consistently high total return from a broadly diversified portfolio of equity securities with risk characteristics similar to the S&P 500 Index. The JPMorgan U.S. Large Cap Core Equity Portfolio is a series of the J.P. Morgan Series Trust II and is advised by J.P. Morgan Investment Management Inc.

Fidelity VIP Index 500 Portfolio (SC2)	Long-term capital growth	Large blend	The fund seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. The fund normally invests at least 80% of its assets in common stocks included in the S&P 500. The Fidelity VIP Index 500 Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Fidelity VIP Growth Portfolio (SC2)	Capital growth	Large growth	The fund invests primarily in various common stocks issued by companies that the advisor believes have above-average growth potential, measured by earnings or revenue. The Fidelity VIP Growth Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

AllianceBernstein Large Cap Growth Portfolio	Long-term capital growth	Large growth	Invests in equity securities of a limited number of large, carefully selected, high-quality American companies from a relatively small universe of intensively researched companies. The AllianceBernstein Large Cap Growth Portfolio is a series of the AllianceBernstein Variable Products Series Fund and is advised by Alliance Capital Management.

Wilshire Target Large Company Growth Portfolio (Investor Class)	Long-term capital growth	Large growth	Seeks to provide investment results of a portfolio of publicly traded common stocks of companies in the large company growth category of the Wilshire 5000 Index. The Wilshire Target Mutual Funds are advised by Wilshire Associates Incorporated.

Wilshire Target Large Company Value Portfolio (Investor Class)	Long-term capital growth	Large value	Seeks to provide investment results of a portfolio of publicly traded common stocks of companies in the large company value segment of the Wilshire 5000 Index. The Wilshire Target Mutual Funds are advised by Wilshire Associates Incorporated.

Wilshire VIT Socially Responsible Fund — Horace Mann Shares	Long-term capital growth	Large value	Fund pursues its objective through a diversified portfolio composed primarily of marketable equity securities that the subadviser determines are socially responsible. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Davis Value Portfolio	Long-term capital growth	Large value	Invests primarily in equity securities issued by companies with market capitalizations of at least $10 billion. The fund selects quality, overlooked growth companies at value prices and holds them for the long term. The Davis Value Portfolio is a series of the Davis Variable Account Fund and is advised by Davis Selected Advisers, L.P.

Name	Objective	Investment Type	Investment Strategy and Advisor
Wilshire VIT Equity Fund — Horace Mann Shares	Long-term capital growth	Large value	The fund seeks long-term capital growth by investing primarily in equity securities. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Rainier Small/Mid Cap Equity Portfolio	Long-term capital growth	Medium blend	Invests 80% of its assets in companies with small and medium capitalizations. The fund targets U.S. companies with the prospects of strong earnings growth selling at attractive valuations. The Rainier Small/Mid Cap Equity Portfolio is advised by Rainier Investment Management, Inc.

Fidelity VIP Mid Cap Portfolio (SC2)	Long-term capital growth	Medium blend	Invests at least 80% of total assets in common stocks of domestic companies with medium market capitalization. The Fidelity VIP Mid Cap Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Dreyfus Investment Portfolio: Mid Cap Stock Portfolio (Service Class)	Long-term capital growth	Medium blend	Seeks investment returns that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor’s MidCap 400 Index (S&P 400). The Dreyfus Investment Portfolio: MidCap Stock Portfolio is advised by The Dreyfus Corporation.

The Delaware VIP Growth Opportunities Series (Service Class)	Long-term capital growth	Medium growth	Invests primarily in securities of medium-sized companies that have established themselves within the industry, but still have growth potential. The Delaware VIP Trend Series is advised by Delaware Management Company, a series Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc.

Putnam VT Vista Fund (IB Shares)	Capital growth	Medium growth	Invests primarily in stocks of mid-sized companies believed to offer above-average growth potential and whose earnings are likely to increase over time. Putnam VT Vista Fund is a series of the Putnam Variable Trust and is advised by Putnam Management.

Lord Abbett Series Fund — Growth Opportunities Portfolio	Capital growth	Medium growth	Seeks capital appreciation by investing primarily in the stocks of mid-sized U.S. and multinational companies from which the fund managers expect above-average earnings growth. The Lord Abbett Series Fund — Growth Opportunities Portfolio is advised by Lord, Abbett & Co. LLC.

Ariel Appreciation Fund®	Long-term capital growth	Medium value	Invests in companies with market caps primarily between $2.5 and $20 billion at the time of initial purchase. It identifies the common stocks of undervalued companies with long-term growth potential. The Ariel Appreciation Fund is advised by Ariel Capital Management, LLC.

Name	Objective	Investment Type	Investment Strategy and Advisor
Goldman Sachs VIT CORESM Small Cap Equity Fund	Long-term capital growth	Small blend

Portfolios are managed to have similar risk, capitalization, industry exposure, and style characteristics to their benchmark, while seeking to add incremental return through better stock selection. CORESM is a service mark of Goldman, Sachs & Co. The Goldman Sachs VIT CORE Small Cap Equity Fund is a series of the Goldman Sachs Variable Insurance Trust and is advised by Goldman Sachs Asset Management, L.P.

Neuberger Berman Genesis Fund (Advisor Class)	Capital growth	Small blend	Invests mainly in common stocks of small-capitalization companies. The managers look for undervalued companies whose current product lines and balance sheets are strong. Neuberger Berman Genesis Fund — Advisor Class is advised by Neuberger Berman Management Inc. and subadvised by Neuberger Berman, LLC.

Wilshire VIT Small Cap Growth Fund — Horace Mann Shares	Long-term capital growth	Small growth

Invests in small cap equity securities (less than $2.5 billion at the time of investment)

considered to have earnings growth potential. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Delaware VIP Trend Series (Service Class)	Long-term capital growth	Small growth	Invests primarily in stocks of small growth-oriented or emerging companies that, in the management team’s view, are responsive to changes within the marketplace and have the fundamental characteristics to support continued growth. The Delaware VIP Trend Series is advised by Delaware Management Company, a series Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc.

Wilshire Target Small Company Growth Portfolio (Investor Class)	Long-term capital growth	Small growth

Invests substantially all assets in equities of small-cap, growth companies. The fund purchases stocks from the growth portion of the small-cap universe of the Wilshire Index. The Wilshire Target Mutual Funds are advised by Wilshire Associates Incorporated.

Wilshire Target Small Company Value Portfolio (Investor Class)	Long-term capital growth	Small value	Seeks to provide investment results of a portfolio with publicly traded common stocks of companies in the small company value sub-category of the Wilshire 5000 Index. The Wilshire Target Mutual Funds are advised by Wilshire Associates Incorporated.

Royce Capital Fund Small-Cap Portfolio	Long-term capital growth	Small value	Invests in small-cap companies using a disciplined value approach. The manager believes that investors in the Fund should have a long-term investment horizon of at least three-years. The Royce Capital Fund Small-Cap Portfolio is advised by Royce & Associated, LLC.

Name	Objective	Investment Type	Investment Strategy and Advisor
Ariel Fund®	Long-term capital growth	Small value	Invests in companies with market caps primarily between $500 million and $2.5 billion at the time of initial purchase. The fund identifies the common stocks of undervalued companies with long-term growth potential. The Ariel Fund is advised by Ariel Capital Management, LLC.

Wilshire VIT International Equity Fund — Horace Mann Shares	Long-term capital growth	International	Seeks long-term capital growth primarily through diversified holding of marketable foreign equity investments. Invests in the stock of large, well-managed, non-U.S. companies. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Fidelity VIP Overseas Portfolio (SC2)	Long-term capital growth	International	Invests at least 80% of total assets in foreign securities. The fund normally invests primarily in common stocks. The Fidelity VIP Overseas Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Wilshire VIT Balanced Fund — Horace Mann Shares	Capital growth/Current income	Balanced	Seeks to realize a high, long-term total rate of return consistent with prudent investment risks. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Fidelity VIP High Income Portfolio (SC2)	High current income/Capital growth	Bond	Invests in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on low-quality debt securities. The Fidelity VIP High Income Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Wilshire VIT Income Fund — Horace Mann Shares	Current income	Bond	Seeks to achieve a long-term total rate of return in excess of U.S. bond market over a full-market cycle. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Fidelity VIP Investment Grade Bond Portfolio (SC2)	Current income	Bond	Invests in U.S. dollar-denominated investment-grade bonds. The fund invests across different market sectors and maturities. The Fidelity VIP Investment Grade Bond Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Wilshire VIT Short Term Investment Fund — Horace Mann Shares	Current income/Preservation of capital	Bond	Seeks to realize maximum current income to the extent consistent with liquidity. Preservation of principal is a secondary objective. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated

The Underlying Funds may sell shares to separate accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension and retirement plans qualifying under Section 401 of the IRC. It is possible that, in the future, material conflicts could arise as a result of such “mixed and shared” investing.

The investment objectives and policies of certain Underlying Funds are similar to the investment objectives and policies of other mutual funds that may be managed by the same investment adviser or manager. The investment results of the Underlying Funds may differ from the results of these other mutual funds. There can be no guarantee, and no representation is made, that the investment results of any of the Underlying Funds will be comparable to the investment results of any other mutual fund, even if the other mutual fund has the same investment adviser or manager.

Certain Payments We Receive with Regard to the Underlying Funds — An investment adviser or a sub-adviser of an Underlying Fund (or its affiliates) may compensate Us and/or certain affiliates for administrative or other services provided with respect to the Underlying Funds. The amount of the compensation generally is based on a percentage of assets of the Underlying Fund attributable to the Contracts and certain other variable insurance products that We issue. These percentages differ and some advisers or sub-advisers (or their affiliates) may pay Us more than others. These percentages currently range up to 0.50%.

Selection of Funds — We select the Underlying Funds offered through the Contract based on several criteria, including asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor We consider during the selection process is whether the Underlying Fund’s adviser or sub-adviser or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability for new Net premium payments and/or transfers of Account Value if We determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. We do not provide investment advice and do not recommend or endorse any particular Underlying Fund.

Addition, Deletion, or Substitution of Funds — We do not guarantee that each Underlying Fund will always be available for investment through the Contract. We reserve the right, subject to compliance with applicable law, to add new underlying funds or classes of underlying funds, close existing Underlying Funds or classes of Underlying Funds, or substitute shares of a different underlying fund for Underlying Fund shares that are held by a Subaccount. New or substitute underlying funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to Your interest in a Subaccount without notice to You and prior approval of the SEC and any state governmental agency, to the extent required by the 1940 Act or other applicable law.

We also may establish or add new Subaccounts, remove existing Subaccounts, or combine Subaccounts. We also reserve the right to deregister the Separate Account, or to operate the Separate Account in another form permitted by law.

Voting Rights

Unless otherwise restricted by the plan under which a Contract is issued, each Contract Owner has the right to instruct HMLIC with respect to voting his or her interest in the shares of the Underlying Funds held by the Separate Account at all shareholder meetings.

The number of votes that a Contract Owner may cast is based on the number of Accumulation Units or Annuity Units owned as of the record date of the shareholder meeting. We will vote all of the shares We own, including those for which We have received no instructions and those attributable to investment by HMLIC in proportion to the vote by Contract Owners who have Separate Account units as long as such action is required by law. Contract Owners will receive various materials, such as proxy materials and voting instruction forms, that relate to voting Underlying Fund shares.

The Contract

Contract Owners’ Rights

The Contract will be issued as a retirement plan on a qualified basis as defined in the IRC. Qualified Contracts are subject to certain tax restrictions. See “Tax Consequences.”

To participate in a Qualified Plan, the Contract Owner may be required to forego certain rights granted by the Contract and should refer to the provisions of his or her Contract, the provisions of the plan or trust instrument and/or applicable provisions of the IRC.

Unless otherwise provided by law, and subject to the terms of any governing plan or trust, or to the rights of any irrevocable beneficiary or assignee, the Contract Owner may exercise all privileges of ownership, as defined in the Contract. These privileges include the right during the period specified in the Contract to change the beneficiary, to assign the Contract or the interest in the Contract, and to agree to a modification of the Contract terms. No designation or change in designation of a beneficiary and no assignment of the Contract or an interest therein will take effect unless We receive written request therefor at our Home Office. The request will take effect as of the date We receive it, subject to payment or other action taken by Us before Your request was received.

Purchasing the Contract

To purchase a Contract, You must complete an application bearing all requested signatures and a properly endorsed suitability questionnaire. For a Contract issued pursuant to Section 403(b) of the IRC, the applicant must sign an acknowledgment of the IRC restrictions on withdrawals applicable to such contracts. For a traditional IRA, Roth IRA, SIMPLE or a Contract issued under a SEP plan, the applicant must acknowledge receipt of the IRA disclosure form. For a 457(b) and 401(a) plans the employer will purchase the Contract on behalf of the employee. The employee will be required to complete an application and suitability form. The employee must also acknowledge receipt of the 457(b) disclosure form.

Applications are to be sent along with Your premium payment, to Our Home Office. If Your application is complete and Your initial premium payment has been received at Our Home Office, We will issue Your Contract within two business days of its receipt, and credit Your initial Net Premium to Your Contract. We deem receipt to occur on a Valuation Date if We receive Your properly completed application and premium payment at Our Home Office before 3:00 p.m. Central Time. If received after 3:00 p.m. Central Time, We deem receipt to occur on the following Valuation Date.

If an incomplete application is received, HMLIC will promptly request additional information needed to process the application. The initial premium payment will be held in a suspense account, without interest, for a period not exceeding five business days. If the necessary information is not received within these five business days HMLIC will return the initial premium payment, unless otherwise directed by the applicant.

We generally will not issue You a Contract if the Annuitant is older than age 85 on the date the Contract would take effect. Under certain circumstances, however, We may issue Contracts above this maximum issue age.

Although We do not anticipate delays in Our receipt and processing of applications or premium payment requests, We may experience such delays to the extent agents fail to forward applications and premium payments to Our Home Office on a timely basis.

Canceling the Contract

Subject to state insurance laws, You have the right to cancel the Contract for any reason within 30 days after You receive the Contract. To cancel a Contract, You must provide written notice of cancellation and return the Contract to Us at Our Home Office, or to the agent who sold it, within this “free look period.” HMLIC will refund the greater of: (1) the premium payments made for the Contract, less any withdrawals and any outstanding loan balance; or (2) the Account Value minus any applicable premium bonus as of the date the returned Contract was received. We will pay the refund within 10 calendar days after we receive the Contract. Upon return of the Contract, it will be deemed void.

Premium Payments

Amount and Frequency of Premium Payments — Net Premium payments allocated to the Separate Account will be applied at the applicable Accumulation Unit Value next determined following receipt in good form. The minimum purchase payment for the Contract is $25 per month or $300 per year. HMLIC offers a 2% premium bonus under Contracts to which the premium bonus rider applies. The Surrender Charge period is 9 years for Contracts with that rider. There is no additional charge for the rider.

The IRC limits the amounts which may be contributed to Qualified Plans. See “Tax Consequences — Contract Owners — Contribution Limitations and General Requirements Applicable to Qualified Plans.”

Allocation of Net Premiums — When You complete Your application, You will give Us instructions on how to allocate Your Net Premium payments among the fixed account and/or the Subaccounts. The amount You direct to a particular Subaccount or to the fixed account must be in whole number percentages from 1% to 100% of the Net Premium payment. If You make additional premium payments, We will allocate the Net Premiums in the same manner as Your initial Net Premium payment. The minimum Net Premium payment amount allocated to any Subaccount or the fixed account in any given Contract Year must equal or exceed $100. A request to change the allocation of premium payments will be effective on the first Valuation Date following receipt of the request by HMLIC’s Home Office unless a future date is requested. The Contract Owner may request a change of allocation at any time.

Accumulation Units and Accumulation Unit Value — Net Premiums allocated to the Separate Account are credited on the basis of Accumulation Unit Value. The number of Accumulation Units purchased by Net Premium payments is determined by dividing the dollar amount credited to each Subaccount by the applicable Accumulation Unit Value next determined following receipt of the payment at Our Home Office. The value of an Accumulation Unit is affected by the investment experience of the Underlying Fund, expenses and the deduction of certain charges.

Accumulation Units are valued on each Valuation Date. If We receive Your premium payment before 3:00 p.m. Central Time (or before the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of that Valuation Day. If We receive Your premium payment at or after 3:00 p.m. Central Time (or at or after the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of the next Valuation Date.

The Accumulation Unit Value of a Subaccount for any Valuation Period is equal to:

•	the net asset value of the corresponding Underlying Fund attributable to the Accumulation Units at the end of the Valuation Period;
•	plus the amount of any income or capital gain distributions made by the Underlying Fund during the Valuation Period;
•	minus the dollar amount of the mortality and expense risk fee and applicable rider charges we deduct for each day in the Valuation Period;
•	divided by the total number of Accumulation Units outstanding at the end of the Valuation Period.

Transactions

Transfers — You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Contract, subject to Contract limitations, at any time before the Annuity Date. We reserve the right to limit transfers from the fixed account to the Subaccounts before the Annuity Date as follows:

•	No more than 25% of the Fixed Account Value can be transferred to one or more Subaccounts during a 365 day period.
•	Any request to transfer the total Fixed Account Value to one or more Subaccounts will be transferred over a four-year period. No more than 25% of the amount will be transferred in any year before the final transfer.

We may not accept or We may defer transfers at any time that We are unable to purchase or redeem shares of an Underlying Fund. We reserve the right to terminate the transfer privilege at any time for all Contract Owners. We also reserve the right to restrict or terminate the transfer privilege for any specific Contract Owner if in Our opinion We determine the Contract Owner to be using the Contract for the purposes of market timing or for any other purpose that We, in our sole discretion, determine to be potentially detrimental to other shareholders of an Underlying Fund. See the “Market Timing” section below.

You may transfer value from one existing Investment Option into as many as 10 other Investment Options. The minimum amount that can be transferred is $100 or the entire dollar value of the Subaccount(s), whichever is less. A transfer may not leave a Subaccount balance or fixed account balance of less than $100.

A Contract Owner may elect to transfer funds between Subaccounts and the fixed account by submitting a written request to Our Home Office, by sending a telefacsimile (FAX) transmission request to (217) 527-2307, by telephoning (217) 789-2500 or (800) 999-1030 (toll-free), or by accessing Our website at www.horacemann.com and looking in the “Account Access” section. CAUTION: Telephone and computer systems may not always be available. Any telephone or computer systems, whether Yours, Your service provider’s, Your agent’s, or Our’s, can experience outages or slowdowns for a variety of reasons. These outages may delay or prevent Our processing of Your transaction request. If You experience technical difficulties or problems, You should make your transaction request in writing to Our Home Office. You also should protect Your PIN, because self-service options will be available to anyone who provides Your PIN. We will not be able to verify that the person providing electronic transfer instructions via automated telephone or online systems and providing validating information is You or is authorized by You.

Depending on the means used to request a transfer, the request must: (1) be signed by the Contract Owner or, for telephone and website transactions, accompanied by validating information, (2) include the name of the Contract Owner and the Contract number, and (3) specifically state the dollar amount, a whole percentage, or the number of Accumulation Units to be transferred. The request also must specify the Subaccounts from which and to which the transfer is to be made. Transfers are effective on the first Valuation Date following receipt of the request (in a form acceptable to Us) at Our Home Office unless a future date is requested. See “Other Information — Forms Availability.”

Dollar Cost Averaging — Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities is averaged over time and possibly over various market cycles. Dollar cost averaging transfers are completed by periodically transferring equal amounts of money. You may preschedule a series of transfers between Investment Options to take advantage of dollar cost averaging. You may select from a 3-month, 6-month or 12-month period to complete the dollar cost averaging program. You may transfer value from one Investment Option into as many as 10 other Investment Options. You may request dollar cost averaging by the same means as described above for transfers. This option is only available prior to the Annuity Date.

The transfers will begin on the first Valuation Date following receipt of the request in HMLIC’s Home Office and will continue on this day each period until the program is completed. If the original request is received on the 29th, 30th or 31st of the month, all subsequent transfers will be processed as of the 28th of the month. If You should decide to cancel an existing dollar cost averaging program, You must notify HMLIC’s Home Office either in writing, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307 or by accessing Our website at www.horacemann.com and looking in the “Account Access” section.

Because the values of the Subaccounts from which the transfers may occur may decrease over time, the dollar cost averaging program may conclude earlier than scheduled. In addition, the last dollar cost averaging transfer may be for less than all prior transfers. Finally, the value of a Subaccount may increase and result in a balance remaining at the end of the period selected.

All requests must identify the Contract Owner’s name and Contract number, specify the Investment Options to be utilized and the amounts to be taken from each, and include proper authorization, such as a signature on a form or validating information if using the telephone or company website.

Rebalancing — Rebalancing is the periodic adjusting of Investment Option balances to maintain a preestablished asset allocation strategy. You may request a rebalancing of Your Account Value either once or on a periodic basis.

For periodic rebalancing requests, You may select from a quarterly, semiannual or annual period. Rebalancing is continuous for the period(s) selected unless changed or discontinued by the Contract Owner. You may rebalance Your Account Value into as many as 10 Investment Options. You may request rebalancing by the same means as described above for transfers.

Rebalancing will begin on the first Valuation Date following receipt of the request in Our Home Office. For periodic rebalancing requests, subsequent rebalancing of Your Account Value will continue to occur on the same calendar day of each scheduled month. If the original request is received on the 29th, 30th or 31st of the month, all subsequent rebalancing of Your Account Value will be processed as of the 28th of the month. If You should decide to cancel an existing rebalancing program, You must notify Our Home Office either in writing, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307, or by accessing Our website at www.horacemann.com and looking in the “Account Access” section.

All requests must identify the Contract Owner’s name and Contract number, specify the Investment Options to be utilized and the amount to be taken from each, and include proper authorization, such as a signature on a form or validating information if using the telephone or Our website.

Changes to Premium Allocations — A Contract Owner may elect to change the allocation of future Net Premium payments at any time by mailing a written request to HMLIC at P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307, or by accessing Our website at www.horacemann.com and looking in the “Account Access” section. Depending on the means used to request a change, the request must: (1) be signed by the Contract Owner or, for telephone and website transactions, accompanied by validating information, (2) include the Contract Owner’s name and Contract number, and (3) specify the new allocation percentage for the fixed account and/or for each Subaccount (in whole percentages). Allocations made to the fixed account or to one or more Subaccounts must total 100%. HMLIC reserves the right to restrict the minimum Net Premium amount allocated to any Subaccount in any given Contract Year to $100. Changes in allocation instructions are effective on the first Valuation Date following receipt of the request by Our Home Office. See “Other Information — Forms Availability.”

Market Timing — The Contract and the Subaccounts are not designed for ‘market timing’ through frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund. HMLIC discourages and does not accommodate frequent transfers of contract value among the Subaccounts. Trading strategies that seek to benefit from short-term price fluctuations or price irregularities cause disruption to the Underlying Funds’ investment strategies, with potential resulting harm to performance and increased trading costs or Underlying Fund expenses, and are thereby potentially harmful to Underlying Fund shareholders, generally and Contract Owners and their Contract performance, more specifically.

If HMLIC determines, in its sole discretion, that Your transfer patterns among the Subaccounts reflect a market timing strategy, it will take action to protect the other Contract Owners and/or terminate the Contract. In making these determinations, We may consider the combined transfer activity of Contracts that we believe are under common ownership, control or direction. HMLIC does not include transfers made pursuant to dollar cost averaging or rebalancing when considering whether to take action. HMLIC applies its market timing policies and procedures uniformly to all owners of a particular Contract series.

Such action will include requiring future transfer requests under the Contract to be submitted with an original signature via U.S. Mail for a finite period of time or for the duration of the Contract. If this restriction is imposed, We will reverse within one to two business days any transaction inadvertently processed that is not in compliance with the restriction. You will receive written confirmation of any such reversal.

If HMLIC determines that You are engaging in a pattern of transfers that reflects a market timing strategy or is potentially harmful to other Contract Owners, it will notify You in writing of any restrictions.

The detection and deterrence of market timing involves judgments that are inherently subjective. Our ability to detect such activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by others to avoid detection. Accordingly, there is no assurance that We will deter all market timing activity. Therefore, Contract owners may be subject to the risks described above.

The Underlying Funds may have their own policies and procedures with respect to frequent purchases and redemptions of their shares, which are described in the Underlying Fund prospectuses. Such policies and procedures may be more or less restrictive than HMLIC’s policies and procedures. As a result, We may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. However, We reserve the right to defer or restrict transfers at any time that We are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions as a result of the frequent trading policies and procedures of the Underlying Funds. HMLIC also reserves the right to implement and administer redemption fees imposed by one or more of the Underlying Funds. The prospectuses of the Underlying Funds include more details on the ability of the Underlying Funds to refuse or restrict purchases or redemptions of their shares.

Surrender or Withdrawal Before Commencement of Annuity Period — Account Value may only be withdrawn from Section 403(b) Contracts, 457(b) Contracts and certain 401(a) contracts under certain circumstances. (See “Tax Consequences.”) However, if not restricted by the IRC or applicable retirement plan under which the Contract is issued, You may surrender the Contract or withdraw part of Your Account Value for cash before Annuity Payments begin. Any partial withdrawal is subject to a $100 minimum and may not reduce the Contract Owner’s interest in a Subaccount to less than $100.

The surrender or partial withdrawal of Variable Account Value (rollover, exchange, etc.) is determined on the basis of the Accumulation Unit Value next computed following the receipt of a valid request for surrender or partial withdrawal in Our Home Office. A surrender or partial withdrawal may result in adverse federal income tax consequences to the Contract Owner. These consequences include current taxation of payments received, and may include penalty taxes resulting from premature distribution. (See “Tax Consequences.”)

A Contract Owner eligible to surrender or request a partial withdrawal may elect to do so by submitting a signed, written request to HMLIC at Our Home Office at P.O. Box 4657, Springfield, Illinois 62708-4657. A partial withdrawal request must be in a form acceptable to HMLIC; telefacsimile (FAX) transmissions of the request will be accepted only if the request is sent to (217) 527-2307 and the proceeds are sent to the Contract Owner. A surrender request must be in a form acceptable to HMLIC; telefacsimile (FAX) transmissions of the request will not be accepted. See “Tax Consequences” and “Other Information — Forms Availability.”

Withdrawals and surrenders will be processed either on a date specified by You in a request, provided the date specified occurs on or after receipt of the request at Our Home Office, or at the next computed value following receipt of a valid request at Our Home Office.

For Your protection, We will send a confirmation letter on all address changes. If You have requested an address change within 15 days prior to Your surrender or withdrawal request, We will hold Your request until We have acquired confirmation of the correct address. Upon receipt of Your confirmation of the address, We will consider the surrender or withdrawal request to be received in good form.

Surrenders and withdrawals from the fixed account and any Subaccount are subject to the Surrender Charges shown below. There are 2 Surrender Charge periods available under this contract. Both are shown below. The charges applicable to Your Contract will depend on how You completed the application and are printed on Your Contract data pages.

Surrender Charges During Contract Year	Surrender Charge %
	9 Year	5 Year
1	8.0%	8.0%
2	7.5%	7.5%
3	7.0%	7.0%
4	6.0%	6.0%
5	5.0%	5.0%
6	4.0%	0.0%
7	3.0%	0.0%
8	2.0%	0.0%
9	1.0%	0.0%
Thereafter	0.0%	0.0%

Surrender Charges are applied to surrenders and withdrawals based on the effective date of the Contract and not on the date the premium payment is paid.

Any request for a withdrawal, where the withdrawal is subject to a Surrender Charge, will be increased by the amount of the Surrender Charge. For example, a request to withdraw $3,000 at a 4% Surrender Charge will require a withdrawal of $3,125. This withdrawal represents a cash distribution of $3,000 and a Surrender Charge of $125. Any taxes withheld will reduce the dollar amount of the distribution received.

The Surrender Charge is assessed on the basis of the amount surrendered or withdrawn from the Subaccount(s), but will never exceed 9% of Your total Net Premium payments to a Subaccount during the lifetime of the Contract. For example, if a Contract Owner’s Subaccount value is $12,000 and Net Premium payments to date equal $10,000 and the Contract Owner withdraws $2,000 (i.e., one sixth of the Subaccount value), then the Surrender Charge may not exceed 9% of $1,666.66 (one sixth of the premium payment(s) to which the withdrawal relates).

If premium taxes are deducted before surrender or withdrawal, any reduction of HMLIC’s premium tax liability resulting from the surrender or withdrawal will be to HMLIC’s benefit.

If You request a withdrawal for hardship purposes from Your 403(b) Contract or from Your employer’s 401(k) plan using the safe harbor regulations of the IRC, You may be suspended from making contributions to all other plans of Your employer for six months. You should consult with Your plan administrator for further guidance before making a hardship withdrawal. After the six-month period is completed, You may resume making contributions.

Payments We Make — HMLIC ordinarily completes a transaction within seven calendar days after receipt of a proper request to transfer, surrender, partially withdraw or commence Annuity Payments. The value of a Contract is determined as of the Valuation Date on which a valid transaction request is received. However, determination of Account Value and processing the transaction may be deferred for: (1) any period during which the NYSE is closed for other than customary weekend or holiday closings, or during which trading is restricted by the Securities and Exchange Commission; (2) any emergency period when it is not reasonably practicable to sell securities or to fairly determine Accumulation Unit Values or Annuity Unit Values; or (3) any other period designated by the Securities and Exchange Commission to protect persons with interests in the Separate Account.

We reserve the right to defer payment of amounts from the fixed account for up to six months after receipt of Your written request, but only after We have made a written request and received written approval of the insurance department of the state in which this Contract was delivered. We will pay interest on any payment deferred for 30 days or more at the applicable interest rate.

If You have submitted a check or draft to Our Home Office, We have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a settlement option until the check or draft has been honored.

If mandated under applicable law, We may be required to reject a premium payment and/or block a Contract Owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans (if applicable), or death benefits until instructions are received from the appropriate regulators. We also may be required to provide additional information about a Contract Owner or a Contract Owner’s account to governmental regulators.

Confirmations — HMLIC mails written confirmations of premium payments to Contract Owners on a quarterly basis within five business days following the end of each calendar quarter. Written confirmations of transfers, changes in allocations, withdrawals and surrenders are mailed to Contract Owners within seven calendar days of the date the transaction occurred.

If a Contract Owner believes that the confirmation statement contains an error, the Contract Owner should notify HMLIC as soon as possible after receipt of the confirmation statement. Notice may be provided by writing to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307, or by telephoning (217) 789-2500 or (800) 999-1030 (toll free).

Deductions and Expenses

We make certain charges and deductions under the Contract. These charges and deductions compensate Us for: services and benefits We provide; costs and expenses We incur; and risks We assume.

Services and Benefits We Provide

•	the death benefit, and cash benefits under the Contract
•	Investment Options, including Net Premium allocations
•	administration of elective options
•	the distribution of reports to Contract Owners
•	Annuity Payment options

Costs and expenses We incur:

•	costs associated with processing applications and with issuing and administering the Contract
•	overhead and other expenses for providing services and benefits, sales and marketing expenses, including compensation paid in connection with the sale of the Contracts
•	other costs of doing business, such as collecting premium payments, maintaining records, effecting transactions, and paying federal, state and local premium, and other taxes and fees

Risks We assume:

•	that the costs of providing the services and benefits under the Contracts exceed the charges We deduct

Premium Taxes — Certain state and local governments levy a premium tax, currently between 0 and 3.5%, on the amount of premium payments made under this Contract. We will deduct any premium taxes relating to this contract from the premium or from the Annuitized Value, when applicable. The amount of such premium taxes, if any, and the time of deduction of those taxes will be determined by the Contract Owner’s current place of residence.

Surrender Charges — If You make a withdrawal or surrender under the Contract, HMLIC will assess a charge to compensate it for the cost of selling the Contract.

Withdrawals may not be made from Section 403(b), 457(b), and certain Section 401(a) Contracts, except under certain circumstances. (See “Tax Consequences.”) However, if not restricted by the IRC or applicable retirement plan under which the Contract is issued, a Contract Owner may surrender the Contract in whole or withdraw a portion of the Account Value for cash before Annuity Payments begin.

HMLIC reserves the right to waive either a portion or the whole Surrender Charge in some situations. In some situations, You may make a withdrawal with no Surrender Charge. Please see Your Contract for further details. For further information regarding surrender or withdrawals see “Surrender or Withdrawal Before Commencement of Annuity Period.”

Annual Maintenance Fee — We will deduct an annual maintenance fee of no more than $25 from each Contract on the Contract anniversary date. This fee will be waived if the Account Value equals or exceeds $25,000 at the time the fee is assessed. We will deduct a proportionate amount of the annual maintenance fee upon the surrender of this Contract.

The annual maintenance fee ceases when Annuity Payments begin. The annual maintenance fee is intended to reimburse HMLIC for actual expenses incurred in administering the Contract. We do not expect to profit from such fee and assume the risk that this annual maintenance fee may be insufficient to cover the actual costs of administering the Contract.

Mortality and Expense Risk Fee (“M&E Fee”) — For assuming mortality and expense risk, We apply an asset charge to the Subaccounts. This fee may not exceed the annual rate of 1.25% of the daily net assets of the Separate Account (0.45% for mortality risk, and 0.80% for expense risk; these may vary from time to time); however, We reserve the right to change the fee (subject to the 1.25% ceiling) in the future. The fee is computed on a daily basis.

Charges for Optional Riders — Guaranteed Minimum Death Benefit Rider — Step-up — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge depending on the frequency of the step-up. Contract Owners who elect an annual step-up each will pay 0.15%, and if they elect to have the step-up update every 5 years each will pay 0.10%, of the Variable Account Value on an annual basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Guaranteed Minimum Death Benefit Rider — Accumulation — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge, depending on the percentage used for the Accumulation. Contract Owners who elect a 5% rate each will pay 0.20%, and if they elect a 3% rate, each will pay 0.10%, of the Variable Account Value on an annual basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Premium Bonus Rider — This option is only available on contracts with a 9-year Surrender Charge period and does not currently add any additional cost to the product.

Operating Expenses of the Underlying Funds — The deductions from and expenses paid out of the assets of the Underlying Funds are described in each Underlying Fund’s prospectus.

Death Benefit

Death Benefit Proceeds

If a Contract Owner dies (or the sole Annuitant dies and the sole Contract Owner is not a natural person) before the Annuity Date and while the Contract is in force, We will pay a death benefit to the beneficiary designated by the Contract Owner. The death benefit is determined for each beneficiary as of the date Proof of Death is received by HMLIC from such beneficiary. Proof of Death includes a certified death certificate or other satisfactory evidence of death, a completed claimant’s statement and any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

The beneficiary will receive the greatest of:

1.	the Account Value; or

2.	the Net Premium paid, less an adjustment for any withdrawals and an adjustment for any outstanding loan balance, or

3.	the death benefit provided in any rider attached to the Contract.

At the option of the beneficiary, We will pay all or part of the death benefit proceeds to the beneficiary under one of the Annuity Payment options described under “Annuity Payments — Annuity Payment Options.” If the form of Annuity Payment selected requires that payment be made by HMLIC after the death of the beneficiary, payments will be made to a payee designated by the beneficiary or, if no subsequent payee has been designated, to the beneficiary’s estate.

Guaranteed Minimum Death Benefit Riders

In addition to the standard death benefit included in the Contract, the Contract Owner may add the optional death benefits described below for an additional cost.

Guaranteed Minimum Death Benefit — Step-up — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge, depending on the frequency of the step-up.

Death Benefit under this rider

Before the Annuity Date, the death benefit is equal to the greatest of:

1.	the death benefit as described in the Contract; or

2.	the death benefit provided in any other rider attached to the Contract; or

3.	the step-up death benefit described in the Guaranteed Minimum Death Benefit Step-Up Rider.

Step-Up Death Benefit

The Step-Up Death Benefit is based on a series of calculations of Step-Up Anniversary Value. The Step-Up Death Benefit is equal to the greatest Step-Up Anniversary Value attained from this series of calculations, adjusted by any outstanding loan balance as set forth below.

HMLIC calculates the Step-Up Anniversary Value for every or every fifth Contract Anniversary before the oldest Contract Owner’s attainment of age 81, including the Contract Anniversary immediately following the oldest Contract Owner’s attainment of age 80, or when HMLIC receives Proof of Death, whichever is earlier.

For Contracts with a loan endorsement, the Step-Up Anniversary Value for a given Contract Anniversary is equal to the “Total Accumulation Value” (as defined in the loan endorsement) as of that Contract anniversary increased by any subsequent Net Premium received, and decreased by any adjustments for any subsequent withdrawals. The Step-Up Death Benefit will be adjusted by any outstanding loan balance at the time HMLIC receives Proof of Death of any Contract Owner or the sole Annuitant if the sole Contract Owner is not a natural person. We will determine any adjustment for any subsequent withdrawal by dividing the withdrawal amount by the “Total Accumulation Value” immediately before the withdrawal and multiplying the resulting fraction by the Step-Up Anniversary Value immediately before the withdrawal. For Contracts without a loan endorsement, the Step-Up Anniversary Value for a given Contract Anniversary is equal to the Account Value as of that Contract Anniversary increased by any subsequent Net Premium received, and decreased by any adjustments for any subsequent withdrawals. We will determine any adjustment for any subsequent withdrawal by dividing the withdrawal amount by the Account Value immediately before the withdrawal and multiplying the resulting fraction by the Step-Up Anniversary Value immediately before the withdrawal. We will calculate the Death Benefit when We receive Proof of Death of any Contract Owner (or the sole Annuitant, if the sole Contract Owner is not a natural person).

Rider charge

Any charge for this rider is guaranteed not to increase after this rider has been issued.

We will deduct any Variable Account charge for this Rider from Your Variable Account Value and any Fixed Account charge from Your Fixed Account Value.

Rider restrictions

We reserve the right to restrict allocations or transfers to the fixed account or any of the Subaccounts.

Termination of this rider

This rider cannot be terminated by the Contract Owner after the Issue Date. This rider terminates upon the earliest of:

a.	when the Contract Owner applies the Annuitized Value to an annuity option under the Contract; or

b.	the date the Contract terminates as a result of surrender of the Contract or death of the Contract Owner (or the sole Annuitant, if the sole Contract Owner is not a natural person).

Guaranteed Minimum Death Benefit — Accumulation — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge, depending on the percentage used for the accumulation.

Death benefit under this rider

Before the Annuity Date, the death benefit is equal to the greatest of:

1.	the death benefit as described in the Contract; or

2.	the death benefit provided in any other rider attached to the Contract; or

3.	the Accumulation Death Benefit described in the Guaranteed Minimum Death Benefit — Accumulation Rider.

Accumulation Death Benefit

This rider provides an Accumulation Death Benefit as follows:

On the Issue Date, the Accumulation Death Benefit is equal to the initial Net Premium received. The Accumulation Death Benefit is increased by any subsequent Net Premium received, decreased by any adjustments for withdrawals, and is accumulated at the following interest rates:

1.	3 or 5 percent before or upon the Contract Anniversary immediately following the oldest Contract Owner’s attainment of age 80 depending on the option elected by the Contract Owner at the time of issue.

2.	0 percent thereafter.

For Contracts without a loan endorsement, an adjustment for any withdrawal is determined by dividing the withdrawal amount by the Account Value immediately before the withdrawal and multiplying the resulting fraction by the Accumulation Death Benefit immediately before the withdrawal.

For Contracts with a loan endorsement, an adjustment for any withdrawal is determined by dividing the withdrawal amount by the Total Accumulation Value (as defined in the loan endorsement) immediately before the withdrawal and multiplying the resulting fraction by the Accumulation Death Benefit immediately before the withdrawal.

We will calculate the death benefit when We receive Proof of Death of any Contract Owner or the sole Annuitant, if the sole Contract Owner is not a natural person. We also will adjust the Accumulation Death Benefit by any outstanding loan balance at that time.

Maximum Accumulation Death Benefit Value

The amount of the Accumulation Death Benefit shall not exceed an amount equal to 200 percent of Net Premium, less any adjustments for withdrawals, and less an adjustment for any outstanding loan balance as of the date We receive Proof of Death.

Rider charge

Any charge for this rider is guaranteed not to increase after the rider has been issued.

We will deduct any Variable Account charge for this Rider from Your Variable Account Value and any Fixed Account charge from Your Fixed Account Value.

Rider restrictions

We reserve the right to restrict allocations or transfers to the fixed account or any of the Subaccounts.

Termination of this rider

This rider cannot be terminated by the Contract Owner after the Contract Date. This rider terminates upon the earliest of:

a.	when the Contract Owner applies the Annuitized Value to an annuity option; or

b.	the date the Contract terminates as a result of surrender of the Contract or death of the Contract Owner (or the sole Annuitant, if the sole Contract Owner is not a natural person).

Annuity Payments

Qualified Plans often place certain limitations upon election of an Annuity Date. Generally, distributions under Qualified Plans (except Roth IRAs) must begin by April 1 following the calendar year in which the Contract Owner reaches age 70 1/2. (See “Tax Consequences — Taxation of Contract Benefits.”)

The Contract provides for fixed or Variable Annuity Payment options or a combination of both. The Contract Owner may elect to have Annuity Payments made under any one or more of the options described below or may elect a lump sum payment. To begin receiving Annuity Payments You must submit a properly completed request form to Our Home Office. If We do not receive Your written election of an Annuity Payment option at Our Home Office at least 30 days before the anticipated Annuity Date, the Annuity Payment option will be the Life Annuity with Payments Guaranteed for 10 Years.

We will process the request so that the Annuity Payments begin as of the first of the month following the month of receipt of Your request unless a later date is requested and approved by HMLIC. If You elect a fixed payment option, We will transfer Your Variable Account Value to the fixed account on the date Your request is received in Our Home Office. In addition, if You elect a Variable payment option, We will transfer Your Fixed Account Value to the Variable Account on the date we receive Your request in Our Home Office. Your premium payment allocation(s) will be changed to the fixed account or Variable Account, depending on the type of payment option elected. Generally, at the time an Annuity Payment option is selected, a Contract Owner must elect whether to withhold for federal and state income taxes. (See “Other Information — Forms Availability” and “Tax Consequences.”)

In general, the longer Annuity Payments are guaranteed, the lower the amount of each payment. Fixed Annuity Payments remain level, except in the case of certain joint and survivor Annuity Payment options, and are paid in monthly, quarterly, semiannual, and annual installments. Variable Annuity Payments will vary in amount and are paid only on a monthly basis. If the Annuitized Value to be applied under any one fixed or Variable Annuity Payment option is less than $2,000 or if the option chosen would provide Annuity Payments less than $20 per month at the Annuity Date, then the Contract value may be paid in a lump sum.

Annuity Payment Options

The following Annuity Payment options are available on a Variable basis unless otherwise stated.

Life Annuity with Payments Guaranteed for Life Only, 10, 15, or 20 Years — Annuity Payments are made to the Contract Owner beginning with the Annuity Date. The Annuity Payments will be based upon the number of guaranteed payments selected, and the age and sex of the Annuitant on the Annuity Date. Payments for this Annuity Payment option will continue as long as the Annuitant lives, or until all guaranteed payments have been made, whichever is later.

Guaranteed Annuity Payments cannot extend beyond the life expectancy of the Annuitant, as defined by the IRC. If the Contract Owner dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled.

If the Annuitant dies before all guaranteed Annuity Payments have been made, the remaining guaranteed Annuity Payments will be paid to the Contract Owner, if living, otherwise to the Beneficiary(ies) as scheduled.

After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

Payments for a Specified Period — Annuity Payments are made to the Contract Owner beginning with the Annuity Date and continue for the specified period of time as elected. The specified period can be as short as five years or as long as 30 years, so long as the payments extend beyond the Surrender Charge period. This option is available on a fixed payment basis only.

Annuity Payments cannot extend beyond the life expectancy of the Annuitant, as defined by the IRC. If the Contract Owner dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled.

If the Annuitant dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Contract Owner, if living, otherwise to the Beneficiary(ies) as scheduled.

After the Annuity Date, the Contract Owner may change this Annuity Payment option, or withdraw a portion of or surrender the Annuitized Value applied to this option. Any change or withdrawal the Contract Owner makes may affect any subsequent Annuity Payments. Surrender Charges may apply. If the Contract Owner surrenders the Annuitized Value applied to this Annuity Payment option, Annuity Payments will cease and the Contract will terminate. Thereafter, HMLIC will be free of any liability for the terminated Contract.

Joint and Survivor Annuity — Payments are made to the Contract Owner beginning with the Annuity Date. The Annuity Payments will be based upon the specific survivor option selected, and the age and sex of the two Annuitants on the Annuity Date.

The available survivor options are to pay during the lifetime of the survivor (1) 50 percent, (2) two-thirds, or (3) 100 percent of the Annuity Payments paid (or the number of Annuity Units) while both Annuitants were living. Upon the death of one Annuitant, the selected survivor option percentage will be applied to determine the remaining payments during the lifetime of the survivor. Upon the death of the survivor, Annuity Payments cease. If the Contract Owner dies while at least one Annuitant is living, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled. After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

Other Payout Options

If the Contract Owner does not wish to elect one or more of the Annuity Payment options described above, the Contract Owner may:

a.	receive the proceeds in a lump sum less any applicable Surrender Charges, or

b.	leave the Contract with HMLIC and receive the value under the required minimum distribution requirements of IRC Section 401(a)(9), see “Required Minimum Distributions,” or

c.	elect any other payout option that HMLIC makes available.

Amount of Fixed and Variable Annuity Payments

The Annuitized Value will be applied to purchase the Annuity Payment option You select. The Annuitized Value applied to purchase Variable Annuity Payments will be allocated to the Subaccount(s) as the Contract Owner instructs. Not all Subaccount(s) may be available for Annuity Payments. The first monthly annuity payment purchased per $1,000 applied to each Subaccount under a Variable Annuity Payment option will be the same amount as the initial monthly Annuity Payment purchased per $1,000 applied to the corresponding fixed annuity option.

Fixed Annuity Payments — Except in the case of certain joint and survivor Annuity Payment options, the amount of each fixed Annuity Payment will not change. Higher Annuity Payments may be made at the sole discretion of HMLIC.

Variable Annuity Payments — If You choose to receive Variable Annuity Payments, the dollar amount of Your payment will depend upon: (1) Your Annuitized Value that is applied to purchase Variable Annuity Payments on the Annuity Date, less any deductions We make for premium taxes; (2) the assumed interest rate for the Contract (here, 2%); and (3) the performance of the Variable Investment Options You selected. The amount of the first monthly Variable Annuity Payment will vary with the form of Annuity Payment option selected and the age(s) of the Annuitant(s).

The first monthly Variable Annuity Payment is used to calculate the number of Variable Annuity Units for each subsequent monthly Annuity Payment. The number of Variable Annuity Units remains constant over the payment period except when a joint and survivor Annuity Payment option is chosen. Under that option, the number of Variable Annuity Units will be reduced upon the death of either Annuitant to the survivor percentage elected.

The amount of monthly Annuity Payments following the first Variable Annuity Payment varies from month to month. Annuity Payments are determined each month by multiplying the Variable Annuity Units by the applicable Variable Annuity Unit Value at the date of payment.

Annuity Unit Value

The Annuity Unit Value for the Wilshire VIT Equity Fund — Horace Mann Shares, Wilshire VIT Balanced Fund — Horace Mann Shares and Wilshire VIT Income Fund — Horace Mann Shares Subaccounts was set at $10.00 as of the date amounts first were allocated to provide Annuity Payments. The Annuity Unit Value for the Wilshire VIT Short-Term Investment Fund was established at $10.00 on July 1, 2004. The Annuity Unit Value for all other Subaccounts was established at $10.00 on March 1, 2005.

•	The current Variable Annuity Unit Value is equal to the prior Variable Annuity Unit Value on the Valuation Date when Annuity Payments were last determined, multiplied by the applicable net investment factor. This factor is computed by dividing (1) the net asset value of a share of the Underlying Fund on the current Valuation Date, plus any dividends or other distributions, by (2) the net asset value of a share of the Underlying Fund on the Valuation Date of the preceding Valuation Period, and multiplying this result by the investment multiplier. The investment multiplier is one divided by the sum of one plus the assumed interest rate and the mortality and expense risk fee, adjusted to a monthly rate.
•	If the net investment factor is equal to one, then monthly payments from that Subaccount will remain level. If the net investment factor is greater than one, the monthly payments from that Subaccount will increase. Conversely, if the net investment factor is less than one, the payments from that Subaccount will decrease.

Misstatement of Age or Sex

If any age or sex has been misstated, We will pay annuity payments in the amount which would have been paid at the correct age and sex. We will deduct any overpayments We have made, including interest, from future payments. We will pay any under payments, including interest, in a lump sum to the Contract Owner if living, otherwise to the beneficiary(ies). The interest rate will be equal to the guaranteed interest rate after the Annuity Date, as indicated on the Annuity Data pages of the Contract. We may pay interest in excess of the guaranteed amount. This interest may vary from time to time and is not guaranteed.

Tax Consequences

Other Considerations

This discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. The rules governing the provisions of annuity contracts and qualified plans are extremely complex, often difficult to comprehend and may be changed at any time. The discussion does not address special rules, prior tax laws, or state tax laws. In addition, many of the provisions, including contribution limitations, enacted by the Economic Growth and Tax Relief Reconciliation Act of 2001 expire in 2011 unless extended or made permanent. A Contract Owner or a prospective Contract Owner considering adoption of or purchase of an annuity contract for a qualified plan should first consult with a qualified and competent tax adviser before taking any action that could have tax consequences.

Separate Account

The operations of the Separate Account form part of the operations of HMLIC; however, the IRC provides that no federal income tax will be payable by HMLIC on the investment income and capital gains of the Separate Account if certain conditions are met. Provided the investments of the Underlying Funds continue to meet the diversification requirements of IRC Section 817(h), the Contract Owner will not pay federal income tax on the investment income and capital gains under a Contract until Annuity Payments begin or a surrender or withdrawal is made.

Owner Control

In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts because of their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. Current taxation based on owner control generally does not apply to Qualified Contracts.

Transfers, Assignments, or Exchanges of a Contract

A transfer or assignment of ownership of a Contract that is a Qualified Plan is generally prohibited, and the tax consequences of doing so are not discussed herein. The designation of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to You that are also not discussed herein. A Contract Owner contemplating any such transfer, assignment, exchange or transaction should consult a tax advisor as to the tax consequences.

Contract Owners

Contribution Limitations and General Requirements Applicable to Qualified Plans

The tax rules applicable to participants in a Qualified Plan (as defined in this prospectus) vary according to the type of plan and according to the terms and conditions of the specific plan. The information provided here regarding the tax consequences of Qualified Plans is intended to be only general in nature. You should consult with Your tax adviser for the application of these rules to Your specific facts before purchasing an annuity Contract for a Qualified Plan.

Contributions under Qualified Plans may be either excludable from income if made through a salary reduction agreement or deductible from gross income with the exception of Roth IRAs. Salary reduction contributions are subject to limitations imposed by the IRC. Any contributions allowed to be made by the employer other than through salary reduction agreements are generally subject to additional limitations and are not discussed here. Further, contributions and investment earnings credited to the Contract Owner’s account are generally not taxable until such amounts are distributed as defined by the IRC. Purchasing a Contract as an investment vehicle for a Qualified Plan does not provide any additional tax advantage to that already available through the Qualified Plan.

Section 403(b) Tax-Deferred Annuity — A Section 403(b) tax-deferred (or tax-sheltered) annuity Contract is available for employees of public schools and certain organizations tax-exempt under Section 501(c)(3). Salary reduction contributions are limited to the lesser of $15,000 in 2006 or 100% of income. Additional catch-up amounts, $5,000 in 2006, may be contributed if the Contract Owner is age 50 or older. An additional special catch-up contribution is available to certain Contract Owners who have 15 years of service with his or her current employer. Both the maximum salary reduction contribution and additional amount if you are age 50 or older are indexed for inflation after 2006. Employer contributions are allowed with additional limitations under the Qualified Plan rules. Contributions may be subject to FICA (Social Security) tax. Contributions and earnings are not included in the Annuitant’s income until distributed. Distributions from Section 403(b) annuities generally cannot be made until the Annuitant attains age 59 1/2. However, exceptions to this rule include severance from employment, death, disability and hardship and, generally, the balance in the Contract as of December 31, 1988. Section 403(b) annuity Contract accumulations may be eligible for a tax-free rollover to an eligible retirement plan or transfer to another Section 403(b) annuity Contract. Section 403(b) annuities are subject to the required minimum distributions rules.

Section 408 traditional IRA — Annual contributions (other than rollover contributions) to a traditional IRA are limited to $4,000 in 2006 for both an individual and the spouse. Additional catch-up contributions ($1,000 in 2006) may be made if the Contract Owner is age 50 or older. Contribution limits to a traditional IRA are coordinated with Roth IRA contributions. Contributions cannot be made after age 70 1/2 (this limitation does not apply to Roth IRAs). The amount of any annual contribution that will be deductible from gross income is based upon the individual’s compensation, coverage under a retirement plan and marital status. For 2006, if the owner of the traditional IRA Contract is an active participant in another eligible retirement plan the deduction phases out when adjusted gross income (“AGI”) is between $50,000 and $60,000 for single filers and between $75,000 and $85,000 for married individuals filing jointly and between $0 and $10,000 for married filing separately. If the owner is not an active participant in a Qualified Plan but the owner’s spouse is, the deduction phases out when AGI is between $150,000 and $160,000. Traditional IRA accumulations may be eligible for a tax-free rollover to another eligible retirement plan or transfer to another traditional IRA. Traditional IRAs are subject to required minimum distribution rules.

Simplified Employee Pension (SEP) — If the Contract is used for a SEP IRA plan and the Contract Owner has elected to make traditional IRA contributions, the same limitations regarding maximum contributions and deductibility apply as those described above under traditional IRAs. If the SEP is offered under a salary reduction basis (SARSEP), the limitation for salary reduction contributions is $15,000 in 2006. The additional catch-up amount if the individual is age 50 or older also applies, $5,000 in 2006. Both the maximum annual contribution and additional amount if you are age 50 or older are indexed for inflation after 2006. New SARSEPs are not permitted after 1996, however, those in effect before 1997 may continue. Employer contributions are allowed subject to additional limitations and must be coordinated with other eligible retirement plan limitations. SEP IRA plans are subject to certain minimum participation and nondiscrimination requirements. Contributions and earnings are not includable in income until distributed. Rollover and required minimum distribution rules apply the same as for traditional IRAs.

Savings Incentive Match Plan for Employees (SIMPLE IRA) — If the Contract is used for a SIMPLE IRA, the salary reduction limitation is $10,000 for 2005 (indexed for inflation after 2005). As with traditional IRAs, additional contributions are allowed for individuals age 50 and older, $2,500 for 2006. Employer contributions are also required and are coordinated with other Qualified Plan contribution limitations. SIMPLE IRAs can accept rollovers only from other SIMPLE IRAs. Rollovers from SIMPLE IRAs are similar to traditional IRAs except that rollovers during the first two years of participation are limited to other SIMPLE IRAs. Required minimum distribution rules apply the same as those for traditional IRAs.

Roth IRAs — Annual contributions to a Roth IRA are limited to $4,000 for 2006 (and 2007) for both the individual and the spouse. This amount has additional limitations based upon the Contract Owner’s income and marital status. The annual contribution maximum is phased out when AGI is between $95,000 and $110,000 for single taxpayers and those taxpayers filing Head of Household, between $150,000 and $160,000 for married taxpayers filing jointly and between $0 and $10,000 for married taxpayers filing separate. Contributions to a traditional IRA are coordinated with Roth IRA contributions. An additional catch-up contribution is allowed if the individual is age 50 or older, $1,000 for 2006 and thereafter. Both the maximum annual contribution and additional amount if you are age 50 or older are indexed for inflation after 2006. Contributions to a Roth IRA are not deductible and if the Contract has been in existence for more than five years, certain qualified distributions are not includable in income (e.g., distributions made to a Contract Owner reaching age 59 1/2 or becoming disabled). Traditional IRAs, SEP IRAs and SIMPLE IRAs (after 2 years of participation in a SIMPLE IRA) can generally be rolled over or converted to a Roth IRA if the Contract Owner’s AGI is $100,000 or less and the Contract Owner is not married and filing a separate return. However, the converted amount is includable in income in the year of conversion. Roth IRAs can only be rolled over to other Roth IRAs. If certain requirements are met, it may be possible to recharacterize a Roth IRA contribution as a traditional IRA contribution. Roth IRAs are not subject to the required minimum distribution rules.

Section 457(b) Eligible Governmental Plan — A Section 457(b) deferred compensation plan is available for employees of eligible state or local governments. Salary reduction amounts are limited to the lesser of $15,000 for 2006 or 100% of includable compensation. Additional catch-up amounts may be contributed if the Contract Owner is age 50 or older, $5,000 for 2006. Both the maximum salary reduction amount and additional amount if you are age 50 or older are indexed for inflation after 2006. A special catch-up contribution is allowed in the last three years of employment before attaining normal retirement age. Contributions and earnings are not included in the Annuitant’s income until distributed. Distributions are not generally allowed until the employee reaches age 70 1/2 except for severance from employment or for an unforeseeable emergency or severe financial hardship. Section 457(b) annuity contract accumulations can be rolled over or transferred to other Section 457(b) eligible governmental plan contracts or an eligible retirement plan. Section 457(b) annuity contracts are subject to the required minimum distribution rules.

Section 401 — Section 401 permits employers to establish various types of retirement plans (e.g., pension, profit sharing, 401(k) plans) for their employees. Retirement plans established in accordance with Section 401 may permit the purchase of annuity contracts to provide benefits under the plan. In order for a retirement plan to be considered qualified under Section 401 it must: meet certain minimum standards with respect to participation, coverage and vesting; not discriminate in favor of highly compensated employees; provide contributions or benefits that do not exceed certain limitations; prohibit the use of plan assets for purposes other than the exclusive benefit of the plan participant and their beneficiaries covered by the plan; comply with certain minimum distribution requirements; provide for certain spousal survivor benefits; and comply with numerous other qualification requirements. A retirement plan qualified under Section 401 may be funded with employer contributions, employee contributions or a combination of both. Employee contributions may be made pre-tax (under a salary reduction agreement) or on an after-tax basis.

Rollovers — A rollover (or direct rollover) is a tax-free transfer of a distribution (cash or other assets) from one retirement plan to another. A trustee-to-trustee transfer is a tax-free transfer from one retirement plan to a similar retirement plan and does not involve a distribution. Distributions that are properly rolled over and transfers are not includable in income until they are ultimately paid out of the Contract. A Section 401 plan can be rolled over to another Section 401 plan, a traditional IRA, a Section 403(a) annuity, a Section 403(b) tax-deferred annuity or an eligible Section 457 governmental plan. A traditional IRA can be rolled over to another traditional IRA, a Section 401 plan, a Section 403(a) annuity, a Section 403(b) tax-deferred annuity or an eligible

Section 457 governmental plan, although non-deductible contributions in a traditional IRA can only be rolled over into another IRA.

A Section 403(b) tax-deferred annuity can be rolled over or transferred to a traditional IRA, a Section 401 plan, a Section 403(a) annuity, a Section 403(b) tax-deferred annuity or an eligible Section 457 governmental plan. In all cases the eligible Section 457 plan must separately account for amounts rolled over from other non-Section 457 plans. For a Section 403(b) annuity only amounts eligible for distribution can be rolled over. However, amounts may be transferred between tax-deferred annuities if the requirements of Revenue Ruling 90-24 are met. A SIMPLE IRA can only be rolled over to another SIMPLE IRA during the first two years of participation. Thereafter, a SIMPLE IRA can be rolled over tax-free to a traditional IRA, a qualified Section 401 plan, a Section 403(b) plan, or a Section 457 plan. A Roth IRA can generally only be rolled over to another Roth IRA.

Taxation of Contract Benefits

Amounts contributed through salary reduction, employer contributions, or deductible amounts in the case of traditional IRAs are not taxed at the time of contribution. Earnings are also not taxed as they accumulate within the annuity Contract. Except for qualified distributions from Roth IRAs, after-tax contributions, or non-deductible contributions to an IRA, Contract benefits will be taxable as ordinary income when received in accordance with Section 72 of the IRC.

Loans, if not made within certain terms of the IRC, will be treated as distributions. Loans from Sections 401 and 403(b) plans will generally not be treated as distributions if the terms require repayment within five years (except loans to acquire a home); the loans have substantially level payments over the term of the loan; the loans do not exceed $50,000 and the loans are evidenced by a legally enforceable agreement. Loans are not allowed for IRAs.

Qualified distributions from a Roth IRA are not taxable. A qualified distribution is any distribution made at least five years after issuance of the owner’s first Roth IRA and made after attainment of age 59 1/2; as the result of death or disability, or as a qualified first-time homebuyer distribution.

Additional Taxes

Premature Distribution Tax — An additional tax (penalty tax) will apply to premature distributions from a Qualified Plan. A premature distribution is generally any distribution made before the Contract Owner reaches age 59 1/2. The penalty tax is 10% of the amount of the payment that is includable in income. The penalty tax increases to 25% for distributions from a SIMPLE IRA if made within the first two years of participation. The penalty tax does not apply to conversions of traditional IRAs to Roth IRA’s and distributions from Section 457 plans. Certain payments may be exempt from the penalty tax depending on the type of Qualified Plan such as payments made: 1) after age 59 1/2, 2) as the result of death or disability, 3) that are part of a series of substantially equal periodic payments over the life or life expectancy of the owner or the joint lives or joint life expectancy of the owner and beneficiary, 4) after separation from service and attainment of age 55, 5) for medical care, 6) under a qualified domestic relations order (QDRO) and 7) to correct excess contributions or elective deferrals. If the Contract is a traditional IRA or Roth IRA, exception 4) and 6) listed above do not apply. In addition, for a traditional IRA or Roth IRA there are additional exceptions, which include payments made: 1) for reimbursement of health insurance while the Contract Owner was unemployed, 2) for qualified education expenses, and 3) for a qualified first-time home purchase.

Required Minimum Distribution Excise Tax — If the amount distributed from a Qualified Plan is less than the required minimum distribution for the year (discussed below), the Contract Owner is generally subject to a non-deductible excise tax of 50% on the difference between the required minimum distribution and the amount actually distributed.

Required Minimum Distributions — The Contract Owner of all Qualified Plans except Roth IRAs is generally required to take certain required minimum distributions during the Contract Owner’s life and the beneficiary designated by the Contract Owner is required to take the balance of the Contract value within certain specified periods following the Contract Owner’s death.

The Contract Owner must take the first required distribution by the required beginning date and subsequent required distributions by December 31 of each year thereafter. Payments must be made over the life or life expectancy of the Contract Owner or the joint lives or joint life expectancy of the Contract Owner and the beneficiary. The amount of the required minimum distribution depends upon the Contract value and the applicable life expectancy. The required beginning date for traditional IRAs, SEPs, and SIMPLE IRAs is no later than April 1 of the calendar year following the calendar year in which the Contract Owner attains age 70 1/2. The required beginning date for Section 401(a) plans, Section 403(b) annuities, and Section 457 plans is the later of April 1 of the calendar year following the calendar year in which the Contract Owner attains age 70 1/2 or retires.

If You have elected the Guaranteed Minimum Death Benefit feature and are taking withdrawals rather than annuity payments to satisfy the minimum distribution requirements, the value of this feature may need to be included in calculating the amount required to be distributed. Consult a tax advisor.

Upon the death of the Contract Owner, the beneficiary must take distributions under one of the following two rules.

1.	If the Contract Owner dies on or after the required beginning date and has designated a beneficiary, any remaining balance must be distributed over the longer of the remaining life expectancy of the Contract Owner’s designated beneficiary or the remaining life expectancy of the Contract Owner. If there is no designated beneficiary as of the date for determining a designated beneficiary, distributions shall continue over the remaining life expectancy of the Contract Owner.

2.	If the Contract Owner dies before the required beginning date, the balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the Contract Owner’s death. If the Contract value is payable to a beneficiary other than a spouse, it may be paid over the life expectancy of that beneficiary, provided distributions begin by December 31 of the calendar year following the year of the Contract Owner’s death. If the beneficiary is the spouse, the spouse may defer payments until the end of the calendar year in which the Contract Owner would have reached age 70 1/2 or treat the IRA as his or her own and roll over the Contract to a traditional IRA or any other eligible retirement plan.

Withholding — Mandatory federal income tax is generally required to be withheld at the rate of 20% on distributions from Qualified Plans. Exceptions to this rule include: distributions from traditional IRAs or Roth IRAs; non-taxable distributions; a direct rollover or direct transfer to an eligible retirement plan; periodic payments over the Contract Owner’s life expectancy or the joint life expectancy of the Contract Owner and the beneficiary; periodic payments over a period of ten years or more; required minimum distributions; and hardship distributions.

For all amounts not subject to the mandatory 20% withholding except Roth IRAs, federal income tax is generally required to be withheld unless the Contract Owner elects not to have federal income tax withheld. For periodic payments (Annuity Payments), the withholding is calculated like wage withholding. For all other payments withholding is at a rate of 10%. HMLIC will notify the Contract Owner at least annually of his or her right to revoke the election not to have federal income tax withheld. State and/or local tax withholding may also apply.

Federal Estate Taxes — While no attempt is being made to discuss the federal estate tax implications of the Contract, purchasers of annuity contracts should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation-Skipping Transfer Tax — Under certain circumstances, the IRC may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the IRC may require HMLIC to deduct the tax from Your Contract or from any applicable payment, and pay the tax directly to the IRS.

Annuity Purchases by Nonresident Aliens and Foreign Corporations — The discussion above provides general information regarding U.S. federal income tax consequences to annuity contract purchasers who/that are U.S. citizens or residents. Annuity contract purchasers who/that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, annuity contract purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the annuity contract purchaser’s country of citizenship or residence. Prospective annuity contract purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to an annuity contract purchase.

Possible Tax Law Changes — Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation, regulation or otherwise. Consult a tax advisor with respect to legislative or regulatory developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

Other Information

The Contract is offered and sold by HMLIC through its licensed life insurance sales personnel who are also registered representatives of HM Investors. In addition, the Contract may be offered and sold through independent agents and other broker-dealers. HMLIC has entered into a distribution agreement with our affiliate, HM Investors, principal underwriter of the Separate Account. HM Investors, located at One Horace Mann Plaza, Springfield, Illinois 62715-0001, is a broker-dealer registered under the Securities Exchange Act of 1934. HM Investors is a member of the NASD and is a wholly-owned subsidiary of Horace Mann Educators Corporation. Sales commissions are paid by HMLIC to HM Investors and other broker-dealers. Sales commissions range from 1.00% to 11.00% of premium payments received.

Legal Proceedings — HMLIC, like other life insurance companies, is involved on occasion in lawsuits. Although the outcome of any litigation cannot be predicted with certainty, HMLIC believes that no pending or threatened lawsuits are likely to have a material adverse effect on the Separate Account, on the ability of HM Investors to perform under its principal underwriting agreement, or on HMLIC’s ability to meet its obligations under the Contract.

Modification of the Contract — The Contract provides that it may be modified by HMLIC to maintain continued compliance with applicable state and federal laws. Contract Owners will be notified of any modification. Only officers designated by HMLIC may modify the terms of the Contract.

Registration Statement — A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Contract. This prospectus does not contain all information set forth in the registration statement, its amendments and exhibits. Statements contained in this prospectus as to the content of the Contract and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to the Contract and these instruments as filed.

Communications to Contract Owners — To ensure receipt of communications, Contract Owners must notify HMLIC of address changes. Notice of a change in address may be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307 or by calling (217) 789-2500 or (800) 999-1030 (toll-free).

HMLIC will attempt to locate Contract Owners for whom no current address is on file. In the event HMLIC is unable to locate a Contract Owner, HMLIC may be forced to surrender the value of the Contract to the Contract Owner’s last known state of residence in accordance with the state’s abandoned property laws.

Contract Owner Inquiries — A toll-free number, (800) 999-1030, is available to telephone HMLIC’s Annuity Customer Service Department. Written questions should be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657.

Forms Availability — Specific forms are available from HMLIC to aid the Contract Owner in effecting many transactions allowed under the Contract. These forms may be obtained by calling the Annuity Customer Service Department toll-free at (800) 999-1030.

NASD Regulation’s Public Disclosure Program — Information about HM Investors and Your agent is available from the NASD at www.nasd.com or by calling (800) 289-9999 (toll-free).

Additional Information

A copy of the Statement of Additional Information providing more detailed information about the Separate Account is available, without charge, upon request. The Table of Contents of this Statement of Additional Information follows:

To receive, without charge, a copy of the Statement of Additional Information for the Separate Account, please complete the following request form and mail it to the address indicated below, or send it by telefacsimile (FAX) transmission to (217) 535-7123, or telephone (217) 789-2500 or (800) 999-1030 (toll-free) to request a copy.

Horace Mann Life Insurance Company

P.O. Box 4657

Springfield, Illinois 62708-4657

Please provide free of charge the following information:

Statement of Additional Information dated February 15, 2006 for the Separate Account

Please mail the above document to:

(Name)

(Address)

(City/State/Zip)

Appendix 1

5% Accumulation Guaranteed Minimum Death Benefit (“GMDB”) example

Assume the following:

•	There is an initial net premium of $100,000
•	There is a withdrawal on the 3rd contract anniversary of $25,000. The account value immediately before the withdrawal is $125,000.
•	We are calculating the death benefit on the 5th contract anniversary. The account value at that time is $101,000.
•	The are no loans on the contract.
•	The client has not yet attained age 81.
•	No other GMDB rider was selected.

The accumulation GMDB value at issue is equal to the initial net premium.

$100,000

The accumulation GMDB value immediately before the withdrawal is the initial net premium accumulated at 5% interest for 3 years:

$100,000 × 1.053 = $115,763

The withdrawal adjustment is the withdrawal amount divided by the account value immediately before the withdrawal and multiplied by the accumulation GMDB value immediately before the withdrawal:

$25,000 ÷ $125,000 × $115,763 = $23,153

The accumulation GMDB value immediately following the withdrawal is the accumulation GMDB value immediately before the withdrawal less the withdrawal adjustment:

$115,763 – $23,153 = $92,610

The accumulation GMDB value on the 5th contract anniversary is the accumulation GMDB value immediately following the withdrawal accumulated at 5% interest for 2 years:

$92,610 × 1.052 = $102,103

The return of premium death benefit on the 5th contract anniversary is the initial net premium less a withdrawal adjustment:

$100,000 – ($25,000 ÷ $125,000 × $100,000) = $80,000

The death benefit is the greatest of the accumulation GMDB, the return of premium death benefit, and the account value.

Max [$102,103, $80,000, $101,000] = $102,103

Annual Step-up Guaranteed Minimum Death Benefit (“GMDB”) example

Assume the following:

•	There is an initial net premium of $100,000
•	The account value on the 1st contract anniversary is $90,000.
•	The account value on the 2nd contract anniversary is $120,000.
•	There is a withdrawal during the 3rd contract year of $25,000. The account value immediately before the withdrawal is $125,000.
•	The account value on the 3rd contract anniversary is $105,000.
•	We are calculating the death benefit during the 4th contract year. The account value at that time is $101,000.
•	The are no loans on the contract.
•	The client has not yet attained age 81.
•	No other GMDB rider was selected.

The step-up anniversary value for the 1st contract anniversary projected to the date of death is the account value on the 1st contract anniversary less an adjustment for the subsequent withdrawal:

$90,000 – ($25,000 ÷ $125,000 × $90,000) = $72,000

The step-up anniversary value for the 2nd contract anniversary projected to the date of death is the account value on the 2nd contract anniversary less an adjustment for the subsequent withdrawal:

$120,000 – ($25,000 ÷ $125,000 × $120,000) = $96,000

The step-up anniversary value for the 3rd contract anniversary projected to the date of death is the account value on the 3rd contract anniversary:

$105,000

The step-up GMDB is equal to the maximum of these values:

Max [$72,000, $96,000, $105,000] = $105,000

The return of premium death benefit at the date of death is the initial net premium less a withdrawal adjustment:

$100,000 – ($25,000 ÷ $125,000 × $100,000) = $80,000

The death benefit is the greatest of the step-up GMDB, the return of premium death benefit, and the account value.

Max [$105,000, $80,000, $101,000] = $105,000

February 15, 2006

STATEMENT OF ADDITIONAL INFORMATION

INDIVIDUAL FLEXIBLE PAYMENT VARIABLE DEFERRED ANNUITY CONTRACTS

ISSUED BY

HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT

AND

HORACE MANN LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus, and should be read in conjunction with the prospectuses for the Goal Planning Annuity flexible premium Variable annuity Contract (“GPA Contract”), dated February 15, 2006. Copies of the prospectuses for the GPA Contract may be obtained by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 535-7123, or by telephoning toll-free (800) 999-1030. The prospectuses for the GPA Contract set forth information that a prospective investor should know before investing in a GPA Contract. Capitalized terms that are used, but not defined, in this statement of additional information have the same meanings as in the prospectuses for the GPA Contract.

February 15, 2006

GENERAL INFORMATION AND HISTORY

Horace Mann Life Insurance Company (“HMLIC”) sponsors the Horace Mann Life Insurance Company Separate Account (the “Separate Account”). HMLIC is a wholly-owned subsidiary of Allegiance Life Insurance Company, whose business is to engage in the business of insurance. HMLIC is an indirect wholly-owned subsidiary of Horace Mann Educators Corporation (“HMEC”), a publicly-held insurance holding company traded on the New York Stock Exchange.

TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

Diversification Requirements—The Internal Revenue Code (“Code”) requires that the investments of the Separate Account be “adequately diversified” in order for the Contracts to be treated as annuity contracts for federal income tax purposes. We intend that each Subaccount, through the Underlying Fund in which it invests, will satisfy these diversification requirements.

Contract Owner Control—In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is limited guidance in this area, and some features of Our Contracts, such as the flexibility of a Contract Owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Contract Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

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Required Distributions—To be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified contract to contain certain provisions specifying how interest in the Non-Qualified contract will be distributed in the event of the death of any owner of the Non-Qualified contract. Specifically, Section 72(s) requires that (a) if any Contract Owner dies on or after the annuity starting date, but before the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such contract owner’s death; and (b) if any contract owner dies before the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such contract owner’s death. These requirements will be considered satisfied as to any portion of a contract owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the contract owner’s death. The designated beneficiary refers to a natural person designated by the contract owner as a beneficiary and to whom the death benefit is payable. However, if the designated beneficiary is the surviving spouse of the deceased contract owner, the contract may be continued with the surviving spouse as the new contract owner.

Contracts providing non-qualified retirement annuities (i.e., Contracts sold independently of any formal retirement or pension plan) contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Contracts sold as investment vehicles for Qualified Plans.

UNDERWRITER

HMLIC offers and sells the Contracts on a continuous basis through its licensed life insurance sales personnel who are also registered representatives of Horace Mann Investors, Inc. (“HM Investors”), a broker/dealer registered with the Securities and Exchange Commission and a member of the NASD. HM Investors serves as principal underwriter of the Separate Account. HM Investors is located at One Horace Mann Plaza, Springfield, Illinois 62715-0001. HM Investors is an affiliate of HMLIC and a wholly-owned subsidiary of HMEC.

HMLIC contracts with HM Investors to distribute the variable Contracts of HMLIC. The Contracts also may be offered and sold through independent agents and other, unaffiliated broker-dealers that have entered into selling agreements with HMLIC and HM Investors. (HM Investors and such unaffiliated broker-dealers shall be referred to

2

herein collectively as “selling firms.”). HM Investors passes through any commissions it receives for sales of the Contract to its registered representatives and to other selling firms for their sales.

No Contracts had been sold as of February 15, 2006.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Separate Account as of December 31, 2004, and for the periods disclosed in the financial statements, and the financial statements and schedules of HMLIC as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing herein have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The principal business address of KPMG LLP is 303 East Wacker Drive, Chicago, Illinois 60601.

FINANCIAL STATEMENTS

Financial statements of HMLIC and of the Separate Account are included herein. The financial statements for HMLIC should be considered only as bearing upon the ability of HMLIC to meet its obligations under the Contracts.

[Financial statements will be added in the pre-effective amendment to the registration statement]

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PART C

OTHER INFORMATION

HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT

Item 24. Financial Statements and Exhibits

(a) Financial Statements

The following financial statements are included in Part B hereof:(1)

Horace Mann Life Insurance Company Separate Account

•	Report of Independent Registered Public Accounting Firm, dated

•	Statements of Net Assets - December 31, 2004

•	Statements of Operations - For the Year Ended December 31, 2004

•	Statements of Changes in Net Assets For the Year Ended December 31, 2004

•	Statements of Changes in Net Assets For the Year Ended December 31, 2003

•	Notes to Financial Statements - December 31, 2004

Horace Mann Life Insurance Company

•	Report of Independent Registered Public Accounting Firm, dated

•	Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus -As of December 31, 2004 and 2003

•	Statutory Statements of Operations - For the Years Ended December 31, 2004, 2003 and 2002

•	Statutory Statements of Capital and Surplus - For the Years Ended December 31, 2004, 2003 and 2002

•	Statutory Statements of Cash Flow - For the Years Ended December 31, 2004, 2003 and 2002

•	Notes to Statutory Financial Statements - December 31, 2004, 2003 and 2002

(b) Exhibits

(1) Resolution of Board of Directors(2)

(2). Not Applicable

(3) Underwriting Agreement(2)

(4) Form of Variable Annuity Contract

(a) (3)

(b) (1)

(5) Form of application

(6) Certificate of incorporation and bylaws (1)

(7) Not Applicable

(8) Not Applicable

(9) Opinion and Consent of Counsel (1)

(10) Independent Auditors Consent (1)

(11) Financial Statement Schedules for Horace Mann Life Insurance Company and the Independent Auditors’ Report thereon (1).

(12) Agreement regarding initial capital(1)

(1)	To be filed by amendment
(2)	Incorporated by reference to Horace Mann Life Insurance Separate Account Post-Effective Amendment No. 63 to Form N-4 Registration Statement, dated April 30, 1998 (File No. 811-1343).
(3)	Incorporated by reference to Horace Mann Life Insurance Separate Account Post-Effective Amendment No. 76 to Form N-4 Registration Statement, dated October 1, 2003 (File No. 811-1343).

Item 25. Directors and Officers of the Depositor

The directors and officers of Horace Mann Life Insurance Company, who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant, are listed below. Their principal business address is One Horace Mann Plaza, Springfield, Illinois 62715.

Name	Position & Office with Depositor
Peter H. Heckman	Director and Executive Vice President, Chief Financial Officer

Ann M. Caparros	Director, Vice President, General Counsel, Corporate Secretary & Chief Compliance Officer

Louis G. Lower II	Director, Chairman, President & Chief Executive Officer

Paul D. Andrews	Director and Senior Vice President

Angela S. Christian	Vice President & Treasurer

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of Horace Mann Life Insurance Company. Horace Mann Life Insurance Company (an Illinois Corporation) is a wholly owned subsidiary of Allegiance Life Insurance Company (an Illinois Corporation). Allegiance Life Insurance Company and Horace Mann Investors, Inc. (a Maryland Corporation), principal underwriter of the Registrant, are wholly-owned subsidiaries of Horace Mann Educators Corporation (a Delaware Corporation), a publicly held corporation.

Item 27. Number of Contract Owners

As of September 23, 2005, the number of Contract Owners of Horace Mann Life Insurance Company Separate Account was131,548, of which 125,943 were qualified contract owners and 5,905 were non-qualified Contract Owners.

Item 28. Indemnification

According to Section 21 of the Distribution Agreement, Horace Mann Life Insurance Company agrees to indemnify Horace Mann Investors, Inc. for any liability Horace Mann Investors, Inc. may incur to a Contract Owner or party-in-interest under a Contract (i) arising out of any act or omission in the course of, or in the connection with, rendering services under this Agreement, or (ii) arising out of the purchase, retention or surrender of a Contract; provided however the Horace Mann Life Insurance Company will not indemnify Horace Mann Investors, Inc. for any such liability that results from the willful misfeasance, bad faith or gross negligence of Horace Mann Investors, Inc., or from the reckless disregard, by Horace Mann Investors, Inc., of its duties and obligations arising under the Distribution Agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Act, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a) Horace Mann Investors, Inc., the underwriter of Horace Mann Life Insurance Company Separate Account, acts as principal underwriter for Horace Mann Life Insurance Company Separate Account B and Horace Mann Life Insurance Company Allegiance Separate Account A.

(b) The following are the directors and officers of Horace Mann Investors, Inc. Their principal business address is One Horace Mann Plaza, Springfield, Illinois 62715.

Name	Position with Underwriter
Christopher M. Fehr	President

Peter H. Heckman	Director

Ann M. Caparros	Secretary

Ryan O. Hill	Broker/Dealer Compliance Officer & Anti-Money Laundering Officer

Diane M. Barnett	Tax Compliance Officer

Angela S. Christian	Treasurer

(c) The following is a listing of the commissions and other compensation received by the principal underwriter from the Registrant during the fiscal year ended December 31, 2004:

Name of Principal Underwriter	Net Underwriting Discounts and Commission	Compensation on Redemption	Brokerage Commission	Compensation
Horace Mann Investors, Inc.	$5,738,930	N/A	N/A	N/A

Item 30. Location of Accounts and Records

Horace Mann Investors, Inc., underwriter of the Registrant, is located at One Horace Mann Plaza, Springfield, Illinois 62715. Horace Mann Investors, Inc. maintains those accounts and records associated with its duties as underwriter required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Horace Mann Life Insurance Company, the depositor, is located at One Horace Mann Plaza, Springfield, Illinois 62715. Horace Mann Life Insurance Company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder that are not maintained by Horace Mann Investors, Inc.

Item 31. Management Services

Not applicable.

Item 32. Undertakings

(a) Horace Mann Life Insurance Company and the Registrant are relying on a no-action letter from the Securities and Exchange Commission that was issued to the American Council of Life Insurance and made publicly available on November 28, 1988. That letter outlines conditions that must be met if a company offering registered annuity contracts imposes the limitations on surrenders and withdrawals on section 403(b) contracts as required by the Internal Revenue Code. Horace Mann Life Insurance Company and the Registrant are in compliance with the conditions of that no-action letter.

(b) Horace Mann Life Insurance Company represents that the fees and charges deducted under the variable annuity contract described in the prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

(c) The Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments may be accepted under the variable annuity contracts described in the prospectus.

(d) The Registrant undertakes to include either: (i) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information; or (ii) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(e) The Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written request.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Springfield and State of Illinois, on this 28th day of October, 2005.

BY: HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT

(Registrant)

By: Horace Mann Life Insurance Company

(Depositor)

Attest:	/s/ ANN M. CAPARROS	By:	/s/ LOUIS G. LOWER II
	Ann M. Caparros		Louis G. Lower II, President and
	Corporate Secretary		Chief Executive Officer
	of the Depositor		of the Depositor

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
/s/ LOUIS G. LOWER II Louis G. Lower II	Director, Chairman, President and Chief Executive Officer	October 28, 2005

/s/ PETER H. HECKMAN Peter H. Heckman	Director, Executive Vice President and Chief Financial Officer	October 28, 2005

/s/ ANN M. CAPARROS Ann M. Caparros	Director, Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer	October 28, 2005

/s/ PAUL D. ANDREWS Paul D. Andrews	Director and Senior Vice President	October 28, 2005